SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:
☐ Preliminary Information Statement
☐ Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2))
☑ Definitive Information Statement

PLANKTOS CORP.

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
☐ No fee required
☑ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

1) Title of each class of securities to which transaction applies: Common Stock

_____

2) Aggregate number of securities to which transaction applies: 45,000,000

_____

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
   (Set forth the amount on which the filing is calculated and state how it was determined): $1.18
   (Average of the close and bid on June 4, 2007)

_____

4) Proposed maximum aggregate value of transaction: $53,100,000

_____

5) Total Fee Paid: $1,630.17

_____

☑ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the
filing for which the offsetting fee was paid previously. Identify the previous filing by registration
statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

_____

2) Form, Schedule or Registration Statement No.:

_____

3) Filing Party:

_____

4) Dated Filed:

_____

PLANKTOS CORP.
Oceanic Plaza
Suite 2680-1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2

NOTICE OF ACTION TAKEN WITHOUT A STOCKHOLDER MEETING

June 20, 2007

To the Stockholders of Planktos Corp.:

The attached information statement is being delivered by Planktos Corp. (the "Corporation") in connection with the approval by the holders of a majority of our voting stock of (a) the Securities Exchange Agreement and Plan of Exchange that will cause us to acquire Planktos, Inc. and (b) an amendment to our articles of incorporation that will increase our authorized common stock from one hundred million (100,000,000) shares, par value $0.001 to two hundred and fifty million (250,000,000) shares, par value $0.001..

On May 29, 2007, the Corporation's board of directors passed resolutions that approved the execution of the Securities Exchange Agreement and Plan of Exchange and the amendment to *Article IV* of our articles of incorporation. The measures recited by the board of directors included a call for stockholders action to approve these resolutions.

On May 31, 2007, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote executed a written consent in accordance with the provisions set forth in *Title 7, Article 78, Section 390* of the Nevada Revised Statutes and *Article II, Section 10* of the Corporation's bylaws that approved the Securities Exchange Agreement and Plan of Exchange and the amendment to our articles of incorporation.

This letter and the accompanying information statement are being distributed to you, our stockholders, in accordance with the requirements of *Title 7, Article 78, Section 390* of the Nevada Revised Statutes and Section 14(c) of the Securities Exchange Act of 1934, as amended. The attached information statement describes the particulars of the Securities Exchange Agreement and Plan of Exchange and the amendment to our articles of incorporation.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Thank you for your continued interest in and support of Planktos Corp.

By Order of the Board of Directors

/s/ Russ George
Russ George
Chief Executive Officer and Director

TABLE OF CONTENTS

PLANKTOS CORP. INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless we indicate otherwise or unless the context requires otherwise, all references in this information statement to "**we**," "**us**," "**our**," or the "**Corporation**" are to Planktos Corp. (formerly Diatom Corporation), all references to "**Solar**" are to Solar Energy Limited, all references to "**Planktos**" are to Planktos, Inc. and all references to the "**Agreement**" are to the Securities Exchange Agreement and Plan of Exchange executed on January 12, 2007 by and between the Corporation, Solar, and Planktos.

INTRODUCTION

This information statement is being mailed on or about June 21, 2007 to all stockholders of record of the Corporation as of the close of business on May 31, 2007, in connection with the approval of the Agreement and the amendment to our articles of incorporation. The Agreement is incorporated herein by reference to our Form 8-K filed with the Securities and Exchange Commission on January 19, 2007.

On May 29, 2007, the Corporation's board of directors passed resolutions to approve the Agreement that will cause us to acquire Planktos and to amend our articles of incorporation to increase the number of authorized common shares from 100,000,000, par value $0.001 to 250,000,000, par value $0.001. The aggregate market value of the acquisition, based upon the value of our shares being issued in the transaction as of June 4, 2007, is $53,100,000.

The Agreement and the amendment to our articles of incorporation were approved by the written consent of the holders of a majority of the issued and outstanding shares of the Corporation's common stock entitled to vote, in accordance with the provisions set forth in *Title 7, Article 78, Section 390* and *Title 7, Article 92a, Section 120* of the Nevada Revised Statutes and *Article II, Section 10* of the Corporation's bylaws. We decided to obtain a written consent of approval in order to eliminate the cost and delay involved in holding a special meeting of our stockholders.

The record date for purposes of determining the stockholders entitled to vote and to whom this information statement is to be sent is May 31, 2007. As of the record date, we had 83,073,873 shares of common stock issued and outstanding that was entitled to vote on approving the Agreement and the amendment to our articles of incorporation, with each share of common stock entitled to one vote. By written consent, the holders of 47,392,238 shares of the issued and outstanding common stock, representing approximately 57% of the votes entitled to be cast, approved the Agreement and the amendment.

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, the Agreement may not be consummated and the amendment may not be effected until at least 20 calendar days after this information statement is sent or given to the Corporation's stockholders. We anticipate that the Agreement will be consummated and the amendment to our articles of incorporation will be effected on or before July 13, 2007.

There will not be a meeting of stockholders to approve the Agreement or the amendment to our articles of incorporation and none is required under *Title 7, Article 78, Section 320* of the Nevada Revised Statutes since these actions have already been approved the holders of a majority of the outstanding shares of the Corporation's voting common stock by written consent.

Title 7, Article 78, Section 370 of the Nevada Revised Statutes mandates that if a written consent is signed by less than the unanimous consent of all stockholders entitled to vote, the Corporation must give notice of the actions taken to all stockholders who were entitled to vote on the consent actions but who have not consented to the actions. This information statement is intended to provide you with the required notice.

QUESTIONS AND ANSWERS

Q. **Why did I receive this information statement?**

A. Applicable laws require us to provide you with information pertaining to the approval of the Agreement to acquire Planktos and to the amendment of our articles of incorporation.

Q. **Why does the Corporation intend to acquire Planktos?**

A. On August 17, 2005 we signed an iron-fertilization prove-out and purchase agreement with Solar and Planktos. The agreement enabled us to acquire the marketing and intellectual property rights connected to the sequestration of carbon dioxide through iron fertilization of the oceans. Due to delays in the implementation of the agreement, we decided that it was in the best interests of the Corporation to acquire Planktos outright as the most focused structure by which to be fully engaged in the development, production and eventual sale of sequestered carbon dioxide credits.

Q. **Will the acquisition of Planktos constitute a change in control of the Corporation?**

A. Yes. The issuance of 45,000,000 new shares will constitute a change of control of the Corporation as we are required to cancel 45,000,000 outstanding shares prior to closing the Agreement. Further, Solar, at its option, is entitled to nominate up to three of five directors. Should Solar choose to exercise this option this action would also constitute a change of control.

Q. **When do you expect the acquisition to close?**

A. We expect to close the acquisition of Planktos on or after the twentieth (20th) day following the mailing of this information statement to our stockholders.

Q. **How will the acquisition be consummated?**

A. The Corporation will acquire 100% of the outstanding shares of Planktos from Solar in exchange for 45,000,000 shares of our common stock.

Q. **Why does the Corporation intend to increase its authorized common stock to 250,000,000?**

A. The Corporation intends to increase the number of authorized common shares to ensure that we have sufficient stock to facilitate future equity financings, enable business acquisitions, and solidify new business relationships, or for other corporate purposes.

Q. **When do you expect the amendment to become effective?**

A. The Corporation expects to file the amendment to our articles of incorporation with the Nevada Secretary of State on or after the twentieth (20th) day following the mailing of this information statement to our stockholders.

Q.   Why am I not being asked to vote?

A.   The holders of a majority of the issued and outstanding shares of common stock have already approved the Agreement and the amendment to our articles of incorporation pursuant to written consent in lieu of a stockholders meeting. Such approval, together with the approval of our board of directors, is sufficient under Nevada law, and no further approval by our stockholders is required.

Q.   What do I need to do now?

A.   Nothing. This information statement is purely for your information and does not require or request you to do anything.

Q: Does Nevada have dissenters' rights of appraisal?

A: Stockholders of Nevada domestic corporations that are owners of an acquiring corporation do not have dissenters' rights of appraisal under Nevada law.

Q: How can I obtain a copy of the Corporation's 10-KSB?

A: A copy of the Corporation's most recent fiscal year end report on Form 10-KSB, for the period ended December 31, 2006, may be obtained at no charge by sending a written request to the Corporation's corporate address. The Form 10-KSB is also available on the Commission's website at *www.sec.gov*.

Q.   Whom can I contact with questions?

A.   If you have any questions about any of the actions to be taken by the Corporation, please contact Joel Dumaresq at (604) 648-3506.

SUMMARY TERM SHEET FOR THE APPROVAL OF THE AGREEMENT

The acquisition of Planktos will result in a change in business and will result in a change in control of the Corporation.

This summary highlights selected information from this information statement related to the acquisition of Planktos and may not contain all of the information that is important to you. To understand the transaction fully, and for a more complete description of the terms of the acquisition, you should carefully read this entire information statement, including the Agreement attached hereto as *Exhibit 1.*. We have included page references in this summary to direct you to the appropriate place in this information statement and the exhibits for a more complete description of the topics presented.

CONTACT INFORMATION

Planktos Corp.	Solar Energy Limited
2680-1066 West Hastings Street	145-925 West Georgia Street
Vancouver, British Columbia	Vancouver, British Columbia
Canada V6E 3X2	Canada V6E 3L2
Tel: (604) 648-3506	Tel: (604) 669-4771
Attn: Joel Dumaresq	Attn: Drew Wallace

BUSINESS CONDUCTED

Planktos Corp. (page 15)

The Corporation was incorporated as eWorld Travel Corp on December 10, 1998 to provide internet-based travel services. The Company changed it name to GYK Ventures, Inc. on September 23, 2002, and to Diatom Corporation on July 8, 2005. On August 17, 2005, the Corporation entered into an Iron-Fertilization Prove-Out and Purchase Agreement with Planktos and its parent company, Solar to provide developmental funding for Planktos' "iron-fertilization" prove out program of its carbon dioxide ("CO_2") sequestration process. The process is designed to capture CO_2 from the earth's marine environment using a proprietary "iron fertilization" process to generate commercial quantities of verifiable carbon credits to meet global demands for CO_2 reduction. We initially intended to work with Solar with the prove-out of the technology and acquire the marketing rights for the resultant carbon credits. However, due to delays in Solar's prove-out program the Corporation decided instead to acquire Planktos pursuant to the terms of the Agreement. On March 7, 2007 we changed our name to "Planktos Corp."

Planktos, Inc. (page 22)

Planktos was incorporated in the State of California on February 11, 2005 as a research and development company.. Planktos is staffed by scientists dedicated to improving the world's marine and terrestrial environments by focusing on the marketable opportunities attendant to the Kyoto Protocol. Planktos' near term commercial objective is to produce carbon credits utilizing proprietary technology designed to restore the world's oceans and forests as a means by which to sequester CO_2 in the environment.

Planktos' audit expressed substantial doubt as to its ability to continue as a going concern as a result of (i) losses of $741,271 from inception until December 31, 2006, (ii) negative cash flows from operations for the period ended December 31, 2006, and (iii) a working capital deficiency of $704,790 at December 31, 2006. Planktos' future revenues are dependent on the production and sale of carbon credits.

THE ACQUISITION (page 12)

The Corporation's board of directors executed a resolution requiring that stockholders approve the Agreement between the Corporation and Solar whereby the Corporation will acquire 100% of the outstanding ownership or right to ownership of Planktos. The stockholders approved the Agreement on June 6, 2007 and authorized the Corporation's officers to close the transaction subject to the terms and conditions provided therein. The consummation of the Agreement will cause the Corporation to acquire Planktos as a wholly owned subsidiary. The Corporation intends to be fully engaged in the production and eventual sale of sequestered carbon dioxide credits..

The Agreement (page 12 and attached hereto as *Exhibit 1*)

Upon the terms and subject to the conditions of the Agreement, the Corporation will exchange 45,000,000 (post forward split, dated March 8, 2007) shares of our common stock for 100% of Planktos.

Closing of the Transaction (page 12)

The closing of the Agreement will take place on or before July 13, 2007, at the offices of the Corporation.

Conditions Precedent to the Transaction (page 12)

The closing of the Agreement depends on the satisfaction or waiver of a number of conditions, including the following:

- Satisfying our obligation to make available to Planktos working capital of no less than $1,000,000 on or prior to closing;
- Cancelling 45,000,000 outstanding common shares on or prior to closing;
- Obtaining stockholder approval of the Agreement prior to Closing;
- Permitting Solar the option to nominate up to three individuals for appointment to our board of directors;
- Changing the name of the Corporation to "Planktos Corp."

Representations and Warranties within the Transaction (page 12)

The Corporation, Solar and Planktos represent and warrant a number of conditions within the Agreement.

Interests of Our Executive Officer and Directors in the Transaction (page 12)

Our executive officer and directors may have interests in the acquisition that may be different from, or similar to, yours, including the following:

- Russ George, chief executive officer and a director of the Corporation, owns 0 shares of the Corporation. However, Mr. George is a Solar stockholder and the president of Planktos. Mr. George will not receive shares in connection with the closing of the transaction;
- Robert Fisher, a director of the Corporation, owns 50,000 shares of the Corporation and will not receive additional shares in connection with the closing of the transaction; and
- Joel Dumaresq, a director of the Corporation, owns 0 shares of the Corporation and will not receive shares in connection with the closing of the transaction.

Change of Control (page 13)

On or before closing the Agreement, the Corporation will cancel 45,000,000 outstanding shares and issue 45,000,000 new shares to Solar. The issuance to Solar will constitute a change of control since the Corporation's current stockholders will retain approximately 45.8% of the issued and outstanding common shares after the issuance while Solar will acquire approximately 54.2% of the Corporation's outstanding common shares.

The Corporation currently has three directors. The Agreement stipulates that on the closing of the transaction Solar will have the right to nominate up to three individuals for appointment to the Corporation's board of directors. Should Solar choose to exercise this right, the appointment of up to three new directors will be considered a change of control.

The Corporation anticipates that the next annual meeting of the stockholders will be held later this year, at which meeting stockholders will be afforded the opportunity to elect a new slate of directors.

The Consideration Offered To Stockholders (page 13)

There is no consideration being offered to stockholders of the Corporation.

The Reasons For Engaging In The Transaction (page 13)

The Corporation's board of directors believes that the growth prospects for the application and commercialization of Planktos' proprietary CO_2 sequestration process is a suitable business opportunity on which to focus our efforts.

The Vote Required For Approval Of The Transaction (page 13)

Approval of the Agreement required the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock. By written consent the holders of 47,392,238 shares of the issued and outstanding common stock, representing approximately 57% of the votes entitled to be cast, approved the Agreement.

Material Differences In The Rights Of Security Holders As A Result Of The Transaction (page 14)

There will be no material differences in the rights of our security holders as a result of the acquisition of Planktos.

Accounting Treatment Of The Transaction (page 14)

The acquisition will be accounted for as a reverse acquisition or recapitalization of Planktos in accordance with U.S. generally accepted accounting principles.

The Federal Income Tax Consequences Of The Transaction (page 14)

Our stockholders will not recognize gain or loss as a result of the Agreement. The acquisition will not affect the adjusted bases and holding periods of the shares of our common stock held by the Corporation's stockholders.

In addition, neither the Corporation nor Solar will recognize any gain or loss as a result of the acquisition as the valuation of Planktos' shares will be deemed equivalent to the valuation of the Corporation's shares.

REGULATORY APPROVALS (page 14)

No material federal or state regulatory requirements must be complied with or approvals obtained in connection with this transaction.

REPORTS, OPINIONS, APPRAISALS (page 14)

The Corporation has not obtained any reports, opinions, or appraisals in connection with its acquisition of Planktos..

PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS (*Corporate History*, page 15)

On August 17, 2005, we entered into an Iron-Fertilization Prove-Out and Purchase Agreement with Planktos and its parent company, Solar to provide developmental funding for Planktos' "iron-fertilization" prove out program of its carbon dioxide CO_2 sequestration process. Due to delays in the implementation of the agreement, we decided that it was in our best interests to acquire Planktos outright as the most focused structure by which to be fully engaged in the development, production and eventual sale of sequestered carbon dioxide credits.

PRO FORMA FINANCIAL DATA

The following is a summary of unaudited, pro forma, financial data as of and for the periods ended March 31, 2007 and December 31, 2006, for the Corporation and Planktos. The pro forma financial data is based on pro forma financial data attached hereto. The pro forma balance sheet and statement of operations data are presented as if the acquisition of Planktos by the Corporation had occurred on March 31, 2007 and December 31, 2006. The pro forma financial data is presented for informational purposes and is not necessarily indicative of either the future results of operations or the results of operations that would have occurred if the acquisition had been consummated on any date. You should read the following pro forma financial data along with other financial information contained elsewhere in this information statement.

BALANCE SHEETS

		Proforma Consolidated March 31, 2007	Proforma Consolidated December 31, 2006
		(Unaudited)	(Unaudited)
ASSETS			
CURRENT ASSETS			
Cash	$	268,106	221,359
Advances receivable		94,171	86,956
Prepaid expenses		1,474	7,162
Deposits		4,720	4,720
Total Current Assets		368,471	320,197
OTHER ASSETS			
Vessel and other fixed assets, net of depreciation		805,434	-
Total Other Assets		805,434	-
TOTAL ASSETS	$	1,173,905	320,197
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
CURRENT LIABILITIES			
Accounts payable	$	8,723	1,316
Accrued liabilities		54	6,501
Other current liabilities		22,500	-
Advances payable		939,750	939,750
Loan payable		97,511	174,511
Total Current Liabilities		1,068,538	1,122,078
STOCKHOLDERS' EQUITY (DEFICIT)			
Common stock, authorized 100,000,000 shares			
of $0.001 par value, issued and outstanding, 83,073,838 at			
March 31, 2007, 77,438,838 at December 31, 2006		83,074	77,439
Additional paid-in capital		5,139,932	3,434,349
Deficit accumulated during development stage		(5,117,639)	(4,313,669)
Total Stockholders' Equity (Deficit)		105,367	(801,881)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,173,905	320,197

CONSOLIDATED STATEMENT OF OPERATIONS

	Proforma Consolidated March 31, 2007	Proforma Consolidated December 31, 2006
	(Unaudited)	(Unaudited)
REVENUES	$ -	$ -
OPERATING EXPENSES		
General and administrative	422,043	573,338
Marketing and selling	41,160	31,556
Research and development	50,000	42,660
Vessel operating costs	253,849	-
Total Operating Expenses	767,052	647,554
LOSS FROM OPERATIONS	(767,052)	(647,554)
OTHER INCOME (EXPENSE)		
Other income	-	32,119
Interest income	300	3,522
Charitable contribution	(25,000)	-
Interest expense	(12,218)	(39,938)
Write down of marketing rights	-	(250,000)
Total Other Income (Expense)	(36,918)	(254,297)
NET LOSS BEFORE INCOME TAX	(803,970)	(901,851)
INCOME TAX EXPENSE	-	-
NET LOSS	$ (803,970)	$ (901,851)

RISK FACTORS

Our business, financial condition and results of operations could be adversely affected by any of the following risks, which could cause the trading price of our common stock to decline.

Risks Relating to the Acquisition of Planktos

Terms determined in the Agreement will result in a change of control of the Corporation.

The issuance of 45,000,000 new shares to Solar in exchange for Planktos will constitute a change of control of the Corporation as we are required to cancel 45,000,000 outstanding shares prior to closing. Further, Solar, at its option, is entitled to nominate up to three of five directors. Should Solar choose to exercise this option this action would constitute a change of control. Any change of control could negatively impact our stockholders.

We may not realize the anticipated benefits from the acquisition which could cause our stock price to decline.

We may not achieve the benefits we are seeking from the acquisition. Planktos may not be successful in its efforts to produce and sell credits related to carbon sequestration. As a result, our operations and financial results may be less rewarding than anticipated, which may cause the market price of our common stock to decline.

The acquisition of Planktos could decrease the value of your stock.

Planktos is a start up company with no history of realizing revenue and a working capital deficit, about which its auditors have expressed a going concern opinion. Additionally, Planktos expects losses in the future and its current assets are insufficient to conduct its minimum plan of operation over the next 12 months. Given these facts, the acquisition of Planktos could result in significant losses for the Corporation which could decrease the value of our stock.

Risks Relating to the Corporation after the Acquisition

We may not be successful in integrating the business operations of Planktos into our business own operations, stifling growth and hindering the realization of a profit.

The acquisition involves the integration of companies that have previously operated independently. A successful integration of Planktos' operations will depend on our ability to consolidate operations and to integrate Planktos' management team with our own. If we are unable to do so, we may not realize the anticipated potential benefits of the acquisition, our business development could be stifled, and results of operations may not produce a profit. Difficulties could include the loss of key employees, the disruption of Planktos' ongoing businesses, and possible inconsistencies in standards, controls, procedures and policies.

Need for additional financing

Planktos has no revenue from operations and therefore is not able to meet operating costs. As such, the Corporation will need to raise capital within the next twelve months in addition to the $1,000,000 required by the Agreement to fund Planktos' operations. However, there can be no assurance that we will be able to raise the required capital or that any capital raised will be obtained on terms favorable to the Corporation. Failure to obtain adequate capital will significantly curtail Planktos' plan of operation.

We may be unable to manage the growth of our business which could negatively affect development, revenue, and fiscal independence.

We believe that if our post-acquisition growth plan is successful, our business has the potential to grow in size and complexity. If our management is unable to manage growth effectively, our business development may be slowed, our operating results may not show a profit, and we may not become financially independent from outside funding sources. Any new sustained growth would be expected to place a significant strain on our management systems and operational resources. We anticipate that new sustained growth, if any, will require us to recruit, hire and retain new personnel. We cannot be certain that we will be successful in recruiting, hiring or retaining personnel. Our ability to compete effectively and to manage our future growth, if any, will depend on our ability to maintain and improve operational, financial, and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we begin to grow, we cannot be certain that our personnel, systems, procedures, and controls will be adequate to support our operations.

Risks Related to Planktos' Business

Planktos' limited operating history; anticipated losses; uncertainly of future results.

Planktos was organized in 2005 and has no operating history upon which an evaluation of its business and prospects can be based. Planktos' prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the acceptance of Planktos' business model.

Planktos will be incurring costs to develop its carbon sequestration business. There can be no assurance that Planktos will be profitable on a quarterly or annual basis. In addition, as Planktos expands its business operations it will likely need to increase its operating expenses and increase its administrative resources. To the extent that such expenses are not subsequently followed by commensurate revenues, Planktos' business, results of operations and financial condition will be materially adversely affected.

Unpredictability of future revenues; potential fluctuations in Planktos' quarterly results.

As a result of Planktos' lack of operating history and the emerging nature of the market in which it competes, Planktos is unable to forecast revenues accurately. Planktos' current and future expense levels are based largely on its investment/operating plans and estimates of future revenue and are based on Planktos' own estimates.

Planktos may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or delay. Accordingly, any significant shortfall or delay in revenue in relation to Planktos' planned expenditures would have an immediate adverse affect on Planktos' business, financial condition, and results of operations.

Dependence on key personnel.

Planktos' performance and operating results are substantially dependent on the continued service and performance of its scientists, engineers, officers, and directors. Planktos intends to hire additional technical personnel as they move forward with their business model. Competition for such personnel is intense, and there can be no assurance that Planktos can retain its key technical employees, or that it will be able to attract or retain highly qualified technical personnel in the future. The loss of the services of Russ George or any of Planktos' other key employees or the inability to attract and retain the necessary technical personnel could have a material adverse effect upon Planktos' business, financial condition, operating results, and cash flows.

FORWARD-LOOKING STATEMENTS

This information statement contains forward looking statements within the meaning of Section 27A of the Securities Act. A safe-harbor provision may not be applicable to the forward looking statements made in this information statement because of certain exclusions under Section 27A (b). Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

- our anticipated financial performance and business plan;
- the sufficiency of existing capital resources;
- our ability to raise additional capital to fund cash requirements for future operations;
- uncertainties related to the Corporation's future business prospects;
- the ability of the Corporation to generate revenues to fund future operations;
- the volatility of the stock market and;
- general economic conditions.

We wish to caution readers that the Corporation's operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated including the factors set forth in the section entitled "*Risk Factors*" included in this information statement.. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this information statement, which reflect our beliefs and expectations only as of the date of this information statement. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other than is required by law.

APPROVAL OF THE SECURITIES EXCHANGE AGREEMENT AND PLAN OF EXCHANGE

The Corporation's board of directors executed a written consent on May 29, 2007, authorizing and recommending that the stockholders approve the Agreement between the Corporation, Solar, and Planktos whereby the Corporation will acquire 100% of the outstanding ownership or right to ownership of Planktos. The stockholders approved the Agreement on June 6, 2007 and authorized the Corporation's officers to close the transaction subject to the terms and conditions provided therein. The consummation of the Agreement will cause the Corporation to acquire Planktos as a wholly owned subsidiary. The acquisition of Planktos will focus our efforts on the development, production and future sales of carbon credits.

FURTHER INFORMATION REGARDING THE APPROVAL OF THE AGREEMENT

THE ACQUISITION

TERMS OF THE TRANSACTION

The Agreement

On January 12, 2007, we entered into a Securities Exchange Agreement and Plan of Exchange with Solar to acquire 100% ownership of Planktos in exchange for an aggregate of 45,000,000 (post forward split, dated March 8, 2007) shares of our common stock and the fulfillment of certain conditions on or before closing.

Closing of the Transaction

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, the Agreement may not be consummated until at least 20 calendar days after this information statement is sent or given to the Corporation's stockholders. We anticipate that the Agreement will close on or before July 13, 2007 at our office in Vancouver, British Columbia, Canada.

Conditions Precedent to the Transaction

The closing of the Agreement depends on the satisfaction or waiver of a number of conditions, including the following:

- Satisfying our obligation to make available to Planktos working capital of no less than $1,000,000 to Planktos on or prior to closing;
- Cancelling 45,000,000 (post forward split, dated March 8, 2007) outstanding common shares on or prior to closing;
- Obtaining stockholder approval of the Agreement prior to Closing;
- Permitting Solar the option to nominate up to three individuals for appointment to our board of directors;
- Changing the name of the Corporation to "Planktos Corp."

Representations and Warranties within the Transaction

The Corporation and Planktos represent and warrant a number of conditions within the Agreement, including the following:

- both parties have the requisite authority to execute the Agreement;
- no party has any legal conflicts; and
- the Corporation and Planktos will go about their business in an ordinary fashion until the closing of the Agreement.

Interests of Our Executive Officer and Directors in the Transaction

Our executive officer and directors may have interests in the acquisition that may be different from, or similar to, yours, including the following:

- Russ George, chief executive officer and a director of the Corporation, owns 0 shares of the Corporation. However, Mr. George does hold 3,500,000 shares or 16% of Solar which shares were acquired in exchange for his interest in certain business entities including Planktos. Further, Mr. George is the president of Planktos and considered a key employee. Mr. George will not receive shares in connection with the closing of the transaction;
- Robert Fisher, a director of the Corporation, owns 50,000 shares of the Corporation and will not receive additional shares in connection with the closing of the transaction; and
- Joel Dumaresq, a director of the Corporation, owns 0 shares of the Corporation and will not receive shares in connection with the closing of the transaction.

Change of Control

The Agreement requires the Corporation to cancel 45,000,000 outstanding (post forward split, dated March 8, 2007) shares for return to authorized and to issue 45,000,000 new (post forward split, dated March 8, 2007) shares to Solar in exchange for a 100% interest in Planktos. The share cancellation will not dilute the ownership or voting power of existing stockholders. However, the share issuance will constitute a change of control since our existing stockholders will retain approximately 45.8% of our outstanding shares while Solar will acquire approximately 54.2% of our outstanding shares.

The Agreement also requires us to grant Solar the right to nominate up to three individuals for appointment to our board of directors. The Corporation currently has three directors. Should Solar choose to exercise this right, then the appointment of up to three new directors will be considered a change of control.

The Corporation anticipates that the next annual meeting of the stockholders will be held later this year, at which meeting stockholders will be afforded the opportunity to elect a new slate of directors.

The Consideration Offered to Stockholders

There is no consideration being offered to stockholders.

The Reasons for Engaging in the Transaction

On August 17, 2005 we signed an iron-fertilization prove-out and purchase agreement with Solar and Planktos. The agreement enabled us to acquire the marketing and intellectual property rights connected to the sequestration of carbon dioxide through iron fertilization of the oceans. Due to delays in the implementation of the agreement, we decided that it was in the best interests of the Corporation to acquire Planktos outright as the most focused structure by which to be fully engaged in the development, production and eventual sale of sequestered carbon dioxide credits.

The Vote Required For Approval of the Transaction

Approval of the Agreement required the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock. The record date for purposes of determining the stockholders entitled to vote was May 31, 2007. As of the record date, we had 83,073,873 shares of common stock issued and outstanding that was entitled to vote on the amendment to our articles of incorporation and to authorize the execution of the Agreement, with each share of common stock entitled to one vote. By written consent the holders of 47,392,238 shares of the issued and outstanding common stock, representing approximately 57% of the votes entitled to be cast, approved the amendment to our articles of incorporation and the execution of the Agreement.

Material Differences in the Rights of Security Holders as a Result Of the Transaction

There will be no material differences in the rights of security holders as a result of the acquisition.

Accounting Treatment of the Transaction

Since Solar will become the majority shareholder of the Corporation as a result of the acquisition, Planktos is considered the acquirer for accounting purposes so this transaction will be accounted for as a reverse acquisition or recapitalization of Planktos in accordance with U.S. generally accepted accounting principles.

The Federal Income Tax Consequences of the Transaction

Our stockholders will not recognize gain or loss as a result of the Agreement because each will hold the same number of shares of our common stock after the exchange as they held before the exchange. The acquisition will not affect the adjusted bases and holding periods of the shares of our common stock held by the Corporation's stockholders.

In addition, neither the Corporation nor Solar will recognize any gain or loss as a result of the acquisition as the valuation of Planktos' shares will be deemed equivalent to the valuation of the Corporation's shares. Therefore, the Corporation's acquisition of Planktos will be deemed by the parties to be tax free.

REGULATORY APPROVALS

No material federal or state regulatory requirements must be complied with or approvals obtained in connection with this transaction.

REPORTS, OPINIONS, APPRAISALS

We have not obtained any reports, opinions, or appraisals in connection with our acquisition of Planktos.

PLANKTOS CORP.

DESCRIPTION OF BUSINESS

Corporate History

The Corporation was incorporated in Nevada as eWorld Travel Corp on December 10, 1998 to provide internet-based travel services. The Corporation changed it name to GYK Ventures, Inc. on September 23, 2002, and to Diatom Corporation on July 8, 2005. On March 7, 2007 we changed our name to Planktos Corp.

On August 17, 2005, the Corporation entered into an Iron-Fertilization Prove-Out and Purchase Agreement with Planktos and Solar to provide developmental funding for Planktos' "iron-fertilization" prove out program of its CO_2 sequestration process. The process is designed to capture CO_2 from the earth's marine environment using a proprietary "iron fertilization" process to generate commercial quantities of verifiable carbon credits to meet global demands for CO_2 reduction made part of international agreements such as the Kyoto Protocol. We agreed to provide up to 25% of the program's cost in exchange for exclusive marketing and intellectual property rights to Planktos the marine based sequestration process. We advanced $250,000 pursuant to that agreement in anticipation that Solar would initiate the "iron-fertilization" prove out program. We have since decided to acquire Planktos as a wholly owned subsidiary and enter into the business of CO_2 sequestration and the sale of carbon credits.

Employees

The Corporation is a development stage company and currently has no employees. Our executive officer devotes as much time to the affairs of the Corporation as he deems necessary. Our management uses consultants, attorneys, and accountants to assist in the conduct of the Corporation's business.

DESCRIPTION OF PROPERTY

Our principal place of business is located at 2680-1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2, and our telephone number is (604) 648-3506. Our registered statutory office is located at the Company Corporation, 2711 Centerville Road, Wilmington, Delaware, 19808.

LEGAL PROCEEDINGS

The Corporation is currently not a party to any legal proceedings.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Corporation's common stock is traded on the Over the Counter Bulletin Board under the symbol PLKT.

The table below sets forth the approximate high and low sales prices for the Corporation's common stock for each quarter from the beginning of 2005 until March 31, 2007. On March 8, 2007, the Corporation effected a 1.5 for 1 forward stock split. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Year	Quarter Ended	High	Low
2007	March 31	$2.56	$0.51
2006	December 31	$0.75	$0.11
	September 30	$0.22	$0.08
	June 30	$0.32	$0.12
	March 31	$0.35	$0.08
2005	December 31	$0.52	$0.09
	September 30	$0.53	$0.10
	June 30	$0.22	$0.01
	March 31	$0.01	$0.01

Record Holders

As of May 31, 2007, there were approximately 46 stockholders of record holding a total of 83,073,873 shares of common stock. However, the board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of the Corporation's outstanding common stock is held in broker "street names" for the benefit of individual investors.

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

The Corporation has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on the Corporation's earnings, if any, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Corporation's ability to pay dividends on our common stock other than those generally imposed by applicable state law.

MANAGEMENT'S PLAN OF OPERATION

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in this report. All information presented herein is based on our quarter ended March 31, 2007 and our fiscal year ended December 31, 2006.

Plan of Operation

During the quarter ended March 31, 2007, the Corporation was involved in monitoring Solar's efforts to implement the sea trials contemplated in the Iron-Fertilization Prove-Out and Purchase Agreement to confirm the effectiveness of Planktos' CO_2 sequestration process, conducting a private placement of common stock with warrants attached and purchasing the research vehicle Weatherbird II. We are now focused on closing the acquisition of Planktos and the development of its business plan..

Our plan of operation for Planktos will require $1,500,000 in funding over the next 12 months, of which a minimum of $1,000,000 will be provided by us on or before the closing of the Securities Exchange Agreement and Plan of Exchange. We are confident that the remaining funds required to complete the "iron fertilization" prove out phase of the Planktos business model will be made available from additional debt or equity financings tied our common stock.

Results of Operations

The Corporation has been funded since inception from public or private debt or equity placements or by major stockholders in the form of loans. Virtually all of the capital raised to date has been allocated for general and administrative costs, financial obligations tied to the Iron-Fertilization Prove-Out and Purchase Agreement, the Securities Exchange Agreement and Plan of Exchange, and the purchase of the research vessel Weatherbird II.

Net Losses

For the period from inception until March 31, 2007, the Corporation incurred a net loss of $3,741,529. Net losses for the three month period ended March 31, 2007 were $169,131 as compared to $12,815 for the three months ended March 31, 2006. Net losses during 2006 were $286,793. The Corporation's net losses are primarily attributable to general and administrative expenses General and administrative expenses include financing costs, accounting costs, consulting fees, leases, employment costs, professional fees and costs associated with the preparation of disclosure documentation. We did not generate any revenues during this period.

The Corporation expects to continue to incur losses through the year ended 2007

Income Tax Expense (Benefit)

The Corporation has a prospective income tax benefit resulting from a net operating loss carryforward and start up costs that will offset any future operating profit.

Impact of Inflation

The Corporation believes that inflation has had a negligible effect on operations over the past three years.

Capital Expenditures

The Corporation expended no significant amounts on capital expenditures for the period from inception to March 31, 2007.

Liquidity and Capital Resources

As of March 31, 2007, the Corporation had current assets totaling $724,007 and a working capital surplus of $622,624. These assets consist of cash on hand of $238,184 and advances receivable of $485,823. Net stockholders' equity in the Corporation was $1,428,058 at March 31, 2007. The Corporation is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and stockholders' equity.

Cash flow used in operating activities was $1,757,781 for the period from inception to March 31, 2007. Cash flow used in operating activities for the three month period ended March 31, 2007 was $593,796 as compared to $12,391 for the three months ended March 31, 2006. The increase in cash flow used in operating activities in the current three month period was due primarily to an increase in net losses and an increase in advances receivable.

Cash flow used in operating activities was $1,163,985 for the period from inception to December 31, 2006. During 2006, cash flow used in operating activities was $42,617.

Cash flow provided by financing activities was $3,062,965 for the period from inception to March 31, 2007. Cash flow provided by operating activities for the three month period ended March 31, 2007 was $1,579,000 as compared to $0 for the three months ended March 31, 2006. Cash flow provided by financing activities in the current three month period can be attributed to the sale of common stock on a private placement basis.

Cash flow provided by financing activities was $1,483,965 for the period from inception to December 31, 2006. During 2006, cash flow provided from financing activities was $74,970.

Cash flows used in investing activities was $1,067,000 for the period from inception to March 31, 2007. Cash flow used for investing activities for the three month period ended March 31, 2007 was $814,141 as compared to $0 for the three months ended March 31, 2006. Cash flow used for investing activities can be attributed to the purchase of the research vehicle Weatherbird II in the current three month period.

Cash flows used in investing activities was $252,859 for the period from inception to December 31, 2006. During 2006 cash flow used in investing activities was $0.

The Corporation's current assets are insufficient to conduct our plan of operation over the next twelve (12) months and we will have to seek debt or equity financing to fund operations. The Corporation has no current commitments or arrangements with respect to, or immediate sources of funding. Further, no assurances can be given that funding, if needed, would be available or available to the Corporation on acceptable terms. The Corporation's stockholders would be the most likely source of new funding in the form of loans or equity placements though none have made any commitment for future investment and we have no agreement formal or otherwise. The Corporation's inability to obtain funding would have a material adverse affect on our plan of operation.

Further, there can be no assurance offered to the public by these disclosures, or otherwise, that the Corporation will be successful, or that we will ultimately succeed as a going concern. To the extent that existing resources and any future earnings prove insufficient to fund our activities, we will need to raise additional funds through debt or equity financing. The Corporation cannot provide any assurance that such additional financing will be available or that, if available, it can be obtained on terms favorable to us and our stockholders. In addition, any equity financing would result in dilution to the Corporation stockholders and any debt financing could involve restrictive covenants with respect to future capital raising activities or other financial or operational matters. The Corporation's inability to obtain adequate funds will adversely affect our operations and the ability to implement is plan of operation.

The Corporation has no current plans for the purchase or sale of any plant or equipment.

The Corporation has no current plans to make any changes in the number of employees.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for the year ended December 31, 2006, the Corporation discusses those accounting policies that are considered to be significant in determining the results of operations and our financial position. The Corporation believes that the accounting principles utilized by us conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Corporation evaluates our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. We use the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. We have elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of our fiscal year 2006. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. We applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Corporation's employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

We account for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Corporation's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Corporation's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements".. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Corporation's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)".. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Corporation's future reported financial position or results of operations.
In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Corporation is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities".. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Corporation is currently assessing the impact of SFAS No. 159 on our financial position and results of operations.

Going Concern

Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses noted above, in their report on the annual financial statements for the year ended December 31, 2006, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

The Corporation's ability to continue as a going concern is subject to our ability to realize a profit and /or obtain funding from outside sources. Management's plan to address our ability to continue as a going concern, include: (a) obtaining funding from private placement sources; (b) obtaining additional funding from the sale of the Corporation's securities; and (c) obtaining loans and grants from various financial institutions, where possible. Although management believes that we will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

PLANKTOS, INC.

DESCRIPTION OF BUSINESS

Organization

Planktos, a Foster City, California based business was incorporated in California on February 11, 2005 as a research and development company. Planktos is staffed by scientists dedicated to improving the world's marine and terrestrial environments..

On August 10, 2005, Solar acquired Planktos from Russ George, the Corporation's executive officer and director, as a wholly owned subsidiary for a purchase price of one million five hundred thousand dollars ($1,500,000) in the form of a convertible debenture. The convertible debenture had a 5 year term, bore interest at 5% and was convertible into Solar's shares at 10% below market at any time after twelve (12) months and prior to the expiration of the debenture. The acquisition also committed Solar to assist Planktos in the process of becoming a public company either by reverse acquisition into an existing public entity or through offering assistance with an initial public offering of Planktos' common stock and to advance up to $1,500,000 in the form of loans over twelve months. On November 17, 2005, Solar and Russ George agreed to amend the terms of the convertible debenture in order to permit Mr. George to convert the $1,500,000 purchase price into shares of our common stock at any time prior to the expiration of the term of the debenture. Mr. George elected to convert the debenture into shares of Solar's common stock at $1.00 a share on November 21, 2005. The conversion obviated the conditional terms of recession contained in the original agreement and concluded any remaining mandatory conditions of the agreement.

Business

Planktos is focused on reviving marine as well as land based ecosystem health and biodiversity with the intention to slow global climate change. We have launched a two year pilot project series to restore hundreds of millions of tons of missing plankton plant life in the open seas that will sequester tens of millions of tons of CO_2 in the deep ocean for centuries or more. On land, Planktos' Hungarian affiliate KlimaFa (translated as "Climate Forest") intends to plant thousands of hectares of new, permanently protected, native forests or "climate parks" in the national parks system of the European Union and elsewhere.

Both ocean plankton and forest ecorestoration projects remove huge quantities of global warming CO_2 from the atmosphere. Long term CO_2 reductions can now be banked and traded like a commodity in international carbon markets. Consequently, Planktos' business model will not only restore the planet's most vital biological systems but will generate the largest volume of lowest cost greenhouse gas offsets or "carbon credits" available to commercial, governmental and green consumer clients.

Rarely in history has a globally recognized environmental crises and a remedial technology emerged with such auspicious synchronicity. Planktos is pioneering natural science intensive marine and terrestrial ecorestoration regimes that affordably offer unprecedented gains for the climate, the biosphere and Planktos' commercial objectives. Simply, restoring ocean plankton plant life to 1980's levels of health will remove 3-4 billion tons of global warming CO_2 and generate tens of billions of dollars in tradable carbon credit value.

Years before global warming began claiming headlines around the world, Planktos researchers were building on a decade of ocean international science investigations with micronutrient revival of lifeless regions of the sea. Although this restoration science was once proposed as a potent technique to revive the collapsing marine food chain, it was neither funded nor developed as an effective technology. The advent of the Kyoto Protocol, the enormous carbon sequestration potential of this work, and the developing global trade in carbon credits, has become the focus of the Planktos business model.

The Kyoto Protocol enables companies and governments to offset regulated greenhouse emission restrictions by investing in CO_2 reduction programs in exchange for Carbon Emission Reduction ("CER") credits. European nations began trading CER credits as of January 2005. CER credits are traded much like commodities with an average value of between $6 and $16 per CER (which represents one ton of CO_2 or equivalent) dependent on whether the carbon credit is certified or not and depending on the date and origin of the carbon credit. The Kyoto Protocol became law effective February 16, 2005, the result of which should be a rapidly expanding multi-billion-dollar market for CER credits.

Planktos has cultivated working partnerships with government labs and ocean science institutions to assist with measurement and verification procedures and to optimize project designs. Bankable, tradable investment grade CER credits for corporate buyers and fund managers will be verified and certified with satellite & aerial mapping, underwater analysis methods, and bloom measuring sensors on Planktos' proprietary autonomous ocean rovers.

Russ George, the president of Planktos has been involved with ocean restoration and CO_2 sequestration since 1997 and was responsible for establishing the Planktos Foundation. Planktos' management team is supported by an Advisory Group headed by Dr. Noel Brown (formerly the United Nations Environmental Program director) and Dr. Scott Chubb (US Naval Research Laboratory).

Forests of the Ocean

Plankton in our oceans is well documented in its utilization of photosynthesis to absorb CO_2. Planktos' near-term commercial objective is to produce CER credits at a cost of less than $1 per ton utilizing proprietary technology designed to stimulate plankton growth in the world's oceans as a means by which to sequester (isolate from the atmosphere) CO_2. Specifically, Planktos expects to implement its program of sequestration by "iron fertilization" of the ocean, restoring this micronutrient that is vital for ocean plant growth and photosynthesis which is now scarce in marine waters. The iron is similar to that nature has delivered to sustain the oceans throughout history, but that has been on the decline for thirty years owing to changes in land use. The fertilization process is intended to trigger vast plankton blooms which will absorb the carbon in CO_2, 30-40% of which sinks deep enough to be verified as sequestered.

Our initial calculations have determined that the introduction of one ton of iron results in the biological fixation of up to 100,000 tons of CO_2.. Moreover, this process has three additional benefits that help to restore ecosystems of the open ocean:

- Support and restore diminished fish populations (additional plankton means more food)
- Adds to global O_2 levels (more plankton results in more oxygen as some 60% of the earth's O_2 is produced by plankton)
- Preserves coral reefs by reducing the acidity of the oceans.

Planktos is committed to the implementation of the iron-fertilization prove out program during 2007.

The process of stimulating plankton growth and the overall mission of Planktos can be viewed on its website: *www.planktosinc.com*..

Forests of the Land

A tree is composed of about 50% carbon which is produced by removing CO_2 from the air through photosynthesis. KlimaFa, a Hungarian affiliate of Planktos, is dedicated to afforestation and reforestation projects in Europe and the Americas. Studies are now underway to develop an ecologically sound indigenous species mix and planting model of flora to maximize wildlife habitat and biodiversity in the respective regions. KlimaFa is currently involved in several government-assisted carbon forest projects in Hungary that intend to restore native mixed growth forests in national parks and then afforest vast tracts of retired agricultural lands.

The Kyoto Protocol recognizes a variety of mechanisms to reduce atmospheric CO_2 and other greenhouse gases, and has approved carbon sequestration from new forests. The development of forests ultimately produces valuable carbon credits. KlimaFa estimates that carbon credits produced in this manner will cost approximately $4.00 per ton. KlimaFa's target is to plant up to 100,000 hectares over the next 24 months.

The science and news surrounding eco-restoration can be viewed on KilmaFa's website: *www.klimafa.com*.

Governmental and Environmental Regulation

Planktos' operations are subject to a variety of national, federal, state and local laws, rules and regulations relating to, among other things, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. However, Planktos' business is designed to produce environmentally friendly "green" results for which there are no specific environmental regulations.

Planktos is in full compliance with the Resource Conservation Recovery Act ("RCRA"), the key legislation dealing with hazardous waste generation, management and disposal. Nonetheless, under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Laws of this nature often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of hazardous or toxic substances.

Planktos is aware that there is some speculation surrounding the possible negative impact of Planktos' type of iron-fertilization on the world's oceans and the possible side effects of large plankton blooms. For example, it is known that plankton have a complex effect on cloud formation from the release of dimethyl sulfide (DMS) which can be converted to sulfate aerosols in the atmosphere providing cloud condensation nuclei. However, the effect of small scale plankton blooms on overall DMS production is unknown and there are no laws specifically regulating iron-fertilization.

Planktos believes that it is in compliance in all material respects with all laws, rules, regulations and requirements that affect our business. Further, Planktos believes that compliance with such laws, rules, regulations and requirements do not impose a material impediment on its ability to conduct business.

Competition

Efforts to develop a diverse array of ventures devoted to the sequestration of CO_2 are fragmented and very competitive.. Although we will not compete directly with any other interests involved in the sequestration of carbon dioxide from the oceans through iron-fertilization, Planktos will compete indirectly with a number of companies, both private and public, that are active in the search for cost-effective means to sequester CO_2.. Many of these competitors are substantially larger and better funded than us with significantly longer histories of research and development. Therefore, we can offer no assurance that we will be successful in competing for commercial solutions with existing and emerging research and development businesses focused on similar applications.

Planktos believes that competition in the search for the efficient sequestration of CO_2 is based principally on the ability to successfully manage certain practical considerations. Competition revolves around:

- the development of such technologies;
- the price of the equipment required to capture CO_2 as compared to other alternative applications and traditional systems;
- the period required to recover any capital cost or equipment costs from CO_2 sequestration that might result from operations;
- the reliability of the systems;
- public acceptance of sequestered CO_2; and
- the reputation of the manufacturer or producer.

Planktos anticipates that, with further research and development, it will respond successfully to these considerations.

Further, Planktos believes that has certain distinctive competitive advantages over all or many of our competitors that has enabled us to progress to our current level of technology development. The advantages include:

- the breadth of Planktos' approach to applying technologies for the sequestration of CO_2;
- the academic, technical and professional proficiency of Planktos' chief project managers;
- environmental integrity; and
- the willingness of project managers to consider joint venture relationships with third parties to maximize resources in research and development.

All of these factors in combination with the dedication of Planktos' personnel will enable us to be competitive in the sequestration of CO_2 despite potential short falls in research and development funding.

Marketability

The European CO_2 market began trading CER credits like commodities in January of 2005. Within the first six months of activity, "CO_2 equivalent" trading had exceeded 80 million tons. An equivalent open market is now developing in Asia, and recent trading in the U.S. and Australia has been substantial through direct transactions rather than intermediary exchanges.

European carbon tax legislation levies a $50 per ton charge on corporations for emissions in excess of their Kyoto Treaty obligations. This tax will rise to over $100 per ton in 2008. The European price per ton of sequestered CO_2 has risen as high as $37, with an average price of $25. CER credits may be expected to trade between $30 and $70 per ton over the coming years.. Currently, the market for quality carbon credits is in the $6.00 to $15.00 per ton range, depending on whether the credits are certified or not, depending on the date/origin of the carbon credit, and their provenance.

The total size of the market is conservatively predicted to exceed $5 billion this year. Annual sales by 2010 are commonly projected by the media to be near $100 billion per year. On Aug 7, 2005, London's Sunday Times envisioned a volume of $55 billion per year for Europe alone. Current growth rates and conservative analyses project a several hundred billion international carbon market by 2010.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

Planktos currently has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Research and Development

Planktos spent $50,000 in the period ended March 31, 2007 and $92,660 since inception on research and development activities..

Employees

Planktos currently has 1 employee. Planktos also relies on the services of outside consultants, attorneys, and accountants as necessary, to satisfy public disclosure requirements and to pursue Planktos' plan of operation.

DESCRIPTION OF PROPERTY

Planktos currently leases office space at 1151 Triton Dr. Suite C, Foster City, California. Planktos currently occupies approximately 5,000 square feet of designated office space at a cost of $4,200 a month. The term of the lease expires at the end of December in 2009. Planktos believes that these facilities will be adequate for its current requirements.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for the securities of Planktos. Solar is the sole shareholder of Planktos' outstanding shares. Planktos has not paid dividends since its inception.

MANAGEMENT'S PLAN OF OPERATION

During the period ended March 31, 2007 and the year ended December 31, 2006 Planktos was, and currently is, working with U.S. and European marine research teams to plan and launch significant ocean iron fertilization projects during 2007. Initial efforts will be modest in scope and research-intensive, but are still designed to verifiably sequester carbon between hundreds of thousands and millions of tonnage per voyage.

Planktos is approaching this work with an array of qualifications:

- Years of experience in the basic science of the field;
- Collaborative arrangements and working relationships with internationally recognized marine science project partners required for certification;
- Sustainable resource maximization plan designs;
- Expertise in resource value computation and certification procedures;
- Market access for resource monetization and trade; and
- Experience in structuring all preceding factors into viable binding business plans.

Planktos expects to launch in 2007 the first of a series of up to 6 commercial scale ocean plankton blooms over 24 months designed to verifiably sequester a total of between 24 and 30 million tons of CO_2. Post 2008 follow on projects include new ships, and larger blooms with a target of 250 million tons of verified CO_2 sequestration by 2010.

Results of Operations

Planktos has been funded since inception from Solar and the previous sole shareholder, Russ George, in the form of loans. Virtually all of the capital raised to date has been allocated for general and administrative costs and financial obligations tied to the Iron-Fertilization Prove-Out and Purchase Agreement.

Net Losses

For the period from inception until March 31, 2007, Planktos incurred a net loss of $1,376,110. Net losses for the three month period ended March 31, 2007 were $634,839 as compared to $148,288 for the three months ended March 31, 2006. Net losses during 2006 were $615,058. Net losses are primarily attributable to general and administrative expenses, marketing and selling fees, research and development expenses and vessel maintenance costs.. General and administrative expenses include financing costs, accounting costs, consulting fees, leases, employment costs, and professional fees. Planktos did not generate any revenues during this period.

Planktos expects to continue to incur losses through the year ended 2007.

Income Tax Expense (Benefit)

Planktos has a prospective income tax benefit resulting from a net operating loss carryforward and start up costs that can be used to offset future operating profits.

Impact of Inflation

Planktos believes that inflation has had a negligible effect on operations since inception.

Capital Expenditures

Planktos expended no significant amounts on capital expenditures for the period from inception to March 31, 2007.

Liquidity and Capital Resources

As of March 31, 2007, Planktos had current assets totaling $125,568 and a working capital deficit of $1,327,411. The assets consist of cash on hand of $29,922, receivables of $94,172, and prepaid expenses of $1,474. Net stockholders' deficit in Planktos was $1,322,691 at March 31, 2007. Planktos is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and stockholders' equity.

Cash flow used in operating activities was $1,301,580 for the period from inception to March 31, 2007. Cash flow used in operating activities for the three month period ended March 31, 2007 was $597,100 as compared to $147,452 for the three months ended March 31, 2006. The increase in cash flow used in operating activities in the current three month period was due primarily to an increase in net losses.

Cash flow used in operating activities was $704,480 for the period from inception to December 31, 2006. During 2006, cash flow used in operating activities was $574,610.

Cash flow provided by financing activities was $1,331,502 for the period from inception to March 31, 2007. Cash flow provided by operating activities for the three month period ended March 31, 2007 was $472,784 as compared to $173,445 for the three months ended March 31, 2006. Cash flow provided by financing activities in the current three month period can be attributed to receivable due from an affiliate.

Cash flow provided by financing activities was $858,718 for the period from inception to December 31, 2006. During 2006, cash flow provided from financing activities was $703,958.

Cash flows used for investing activities was $0 for the period from inception to March 31, 2007. Cash flow used for investing activities for the three month periods ended March 31, 2007 and March 31, 2006 was $0.

Planktos' current assets are insufficient to conduct our plan of operation over the next twelve (12) months. Outside of the Agreement, Planktos has no current commitments or arrangements with respect to, or immediate sources of funding. Further, no assurances can be given that funding, if needed, would be available or available to Planktos on acceptable terms. Planktos' inability to obtain funding would have a material adverse affect its plan of operation. Further, there can be no assurance offered to the public by these disclosures, or otherwise, that Planktos will be successful, or that it will ultimately succeed as a going concern.

Planktos has no current plans for the purchase or sale of any plant or equipment.

Planktos has no current plans to make any changes in the number of employees.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for the year ended December 31, 2006, Planktos discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. Planktos believes that the accounting principles utilized by us conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, Planktos evaluates its estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. Planktos bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Going Concern

Due to the uncertainty of Planktos' ability to meet its current operating expenses and the capital expenses noted above, in their report on the annual financial statements for the year ended December 31, 2006, Planktos' independent auditors included an explanatory paragraph regarding concerns about Planktos' ability to continue as a going concern. Planktos' financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by Planktos' independent auditors.

Planktos' ability to continue as a going concern is subject to its ability to realize a profit and /or obtain funding from outside sources. Management's plan to address our ability to continue as a going concern, include obtaining funding from the Corporation and additional funding in the form of loans and grants from various financial institutions, where possible. Although management believes that Planktos will be able to obtain the necessary funding to remain a going concern, there can be no assurances that such methods will prove successful.

INCREASE IN THE NUMBER OF AUTHORIZED SHARES

Under our articles of incorporation as currently in effect, there are 100,000,000 shares of our common stock authorized for issuance. As of May 31, 2007, 83,073,873 shares of common stock were issued and outstanding. Upon full dilution of the Corporation's shares through the issuance of common stock, assuming the exercise of outstanding warrants, 90,231,373 shares of common stock would be issued and outstanding. Due to the limited number of shares of common stock that remain available to be issued, the Corporation's board of directors believes that it is in the best interests of the Corporation to increase the number of authorized common shares.

REASONS FOR AN INCREASE IN AUTHORIZED COMMON STOCK

The board of directors believes that an increase in the authorized common stock will provide the Corporation with increased flexibility in the future to issue capital stock in connection with public or private offerings, stock dividends, financing transactions, employee benefit plans and other proper corporate purposes. Moreover, having such additional authorized shares of common stock available will give the Corporation the ability to issue stock without the expense and delay of a special meeting of stockholders, which delay might deprive the Corporation of the flexibility the board of directors views as important in facilitating the effective use of the Corporation's common stock. Except as otherwise required by applicable law and regulations, authorized but unissued shares of common stock may be issued at such time, for such purpose and for such consideration as the board of directors may determine to be appropriate, without further authorization by stockholders.

EFFECT OF AN INCREASE IN AUTHORIZED COMMON STOCK

Additional shares of common stock, if issued, would have the same rights and privileges as the shares of common stock now issued. There are no pre-emptive rights relating to the common stock. Any issuance of additional shares of common stock would increase the number of outstanding shares of common stock and (unless such issuance was pro-rata among existing stockholders) the percentage ownership of existing stockholders would be diluted accordingly. The dilutive effect of such an issuance could discourage a change in control of the Corporation by making it more difficult or costly. We are not aware of anyone seeking to accumulate common stock or to obtain control of the Corporation, and have no present intention to use the additional authorized shares to deter a change in control. Further, the issuance of a significant amount of common stock could, in the future, have a significant negative effect on the trading price of the common stock.

Except for the prospective exercise of common stock purchase warrants, the Corporation does not presently have any plans, intentions, agreements, understandings or arrangements regarding the issuance of additional shares of common stock. However, the board of directors believes that it will need to issue additional common shares in the future.

AMENDMENT

The text of the amendment to *Article IV* of our articles of incorporation is as follows:

> "Article IV. The corporation shall have authority to issue an aggregate of 250,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $250,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value."

This amendment will become effective upon the filing of a Certificate of Amendment with the Secretary of State of Nevada, which is expected to take place on or about July 13, 2007.

The proposed increase in the authorized number of shares of common stock will not have any immediate effect on the rights of existing stockholders.

ADDITIONAL GENERAL INFORMATION

VOTING SECURITIES

The record date for purposes of determining the stockholders entitled to vote and to whom this information statement is to be sent is May 31, 2007.. As of the record date, we had 83,073,873 shares of common stock issued and outstanding and entitled to vote on the Agreement and the amendment, with each share of common stock entitled to one vote. The holders of 47,392,238 shares of the issued and outstanding common stock, representing approximately 57% of the votes entitled to be cast, approved the Agreement and the amendment to our articles of incorporation by written consent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of May 31, 2007, with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of our common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group. As of May 31, 2007, there were 83,073,873 shares of common stock issued and outstanding.

Title of Class	Name and Address	Shares	% of Class
Common	Russ George CEO, CFO, and PAO 1181 Chess Drive, Suite H Foster City, California 944404	0	0
Common	Robert Fisher, director 2680-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2	50,000	<1
Common	Joel Dumaresq, director 2680-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2	0	0
Common	Gabriela Sameniego Ave Ricardo J. Alfaro, Sun Tower Mall 59 Panama City, Panama	34,500,000	41.6
Common	Investment Track Group Avenida Fredrico Boyd P.O. Box 8807, Panama City, Panama	5,489,738	6.6
Common	All executive officers and directors as a group (3)	50,000	<1

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Corporation files reports, information statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: *www.sec.gov.*.

A copy of the Corporation's yearly report on Form 10-KSB for the fiscal year ended December 31, 2006, can be found at the Commission's Internet site. The yearly report does not form any part of the materials for the solicitation of proxies. Copies of the yearly report will be sent to any stockholder without charge upon written request addressed to: Planktos Corp., 2680-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2, attn: Joel Dumaresq.

FINANCIAL STATEMENTS

The financial tables and notes that follow present the Corporation's and Planktos' financial statements. The data hereto should be read together with both the Corporation's and Planktos' "Management's Plan of Operation" and "Results of Operations" included in this information statement.

Planktos Corp.
(formerly Diatom Corporation)
(a Development Stage Company)

Unaudited, Consolidated Financial Statements
March 31, 2007 and 2006

Contents

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
BALANCE SHEETS

		March 31, 2007 (unaudited)		December 31, 2006
ASSETS				
CURRENT ASSETS				
Cash	$	238,184	$	67,121
Advances receivable – related party		485,823		5,824
Total Current Assets		724,007		72,945
PROPERTY AND EQUIPMENT				
Vessels and equipment, net		805,434		-
Total Other Assets		805,434		-
TOTAL ASSETS	$	1,529,441	$	72,945
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES				
Accounts payable	$	3,872	$	245
Loan payable – related party		97,511		174,511
Total Current Liabilities		101,383		174,756
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY (DEFICIT)				
Common stock, authorized 100,000,000 shares of $0.001 par value, issued and outstanding 83,073,838 at March 31, 2007 and 77,438,838 at December 31, 2006		83,074		77,439
Additional paid-in capital		5,086,513		3,393,148
Deficit accumulated during development stage		(3,741,529)		(3,572,398)
Total Stockholders' Equity (Deficit)		1,428,058		(101,811)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	1,529,441	$	72,945

The accompanying condensed notes are an integral part of these interim financial statements.

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31,		From Inception (December 10, 1998) to March 31, 2007 (unaudited)
	2007 (unaudited)	2006 (unaudited)	
REVENUES	$ -	$ -	$ -
OPERATING EXPENSES			
General and administrative	169,131	12,815	3,488,670
Total Operating Expenses	169,131	12,815	3,488,670
LOSS FROM OPERATIONS	(169,131)	(12,815)	(3,488,670)
OTHER INCOME (EXPENSE)			
Loss on sale of securities	-	-	(12,108)
Gain on settlement of debt	-	-	9,249
Write down of marketing rights	-	-	(250,000)
Total Other Income (Expense)	-	-	(252,859)
NET LOSS BEFORE INCOME TAX	(169,131)	(12,815)	(3,741,529)
INCOME TAX EXPENSE	-	-	-
NET LOSS	$ (169,131)	$ (12,815)	$ (3,741,529)
NET LOSS PER SHARE	$ nil	$ nil	$ (0.10)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	83,073,838	76,840,029	38,160,364

The accompanying condensed notes are an integral part of these interim financial statements.

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

		For the Three Months Ended March 31,			From Inception (December 10. 1998) to March 31, 2007 (unaudited)
		2007 (unaudited)		2006 (unaudited)	
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net loss	$	(169,131)	$	(12,815)	$ (3,741,529)
Adjustments to reconcile net loss to net cash					
(used) in operating activities:					
Depreciation		8,707		-	8,707
Stock issued for services		43,000		-	1,524,000
Warrant expense		-		-	500,347
Loss on sale of securities		-		-	12,108
Write down of marketing rights		-		-	250,000
Gain on settlement of notes receivable		-		-	(9,249)
(Increase) decrease in advances receivable		(479,999)		-	(485,823)
Increase (decrease) in accounts payable		3,627		424	3,872
Increase (decrease) in accounts payable related party		-		-	179,936
Net Cash (Used in) Operating Activities		(593,796)		(12,391)	(1,757,781)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Proceeds from sale of securities		-		-	492
Purchase of marketing rights		-		-	(250,000)
Purchase of vessel and other assets		(814,141)		-	(814,141)
Payment on notes receivable		-		-	(3,351)
Net Cash (Used in) Investing Activities		(814,141)		-	(1,067,000)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Capital contributions		-		-	1,500
Issuance of common stock for cash		1,656,000		-	2,023,800
Repayment of loan payable		(175,000)		-	(100,030)
Proceeds from officer		-		-	201,839
Proceeds from loans, notes payable - related party		98,000		-	934,706
Proceeds from subscription receivable		-		-	1,000
Net Cash Provided by Financing Activities		1,579,000		-	3,062,965
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		171,063		(12,391)	238,184
CASH AT BEGINNING OF YEAR		67,121		34,768	-
CASH AT END OF YEAR	$	238,184	$	22,377	$ 238,184
SUPPLIMENTAL CASH FLOW INFORMATION CASH PAID FOR:					
Interest	$	-	$	-	$ -
Income taxes	$	-	$	-	$ -

The accompanying condensed notes are an integral part of these interim financial statements.

PLANKTOS CORP.
(formerly Diatom Corporation)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Continued)

NON-CASH FINANCING AND INVESTING TRANSACTIONS:

In January 2000, a marketable security valued at $12,600 was received in exchange for a notes receivable of $3,351. The market value of the securities at December 31, 2000 is $415.

In April 2001, the Company issued 4,500 shares of its common stock for services valued at $75,000.

In May 2001, the Company issued 75,000 shares of its common stock to an office of the Company for services valued at $50,000.

In May 2001, the Company issued 10,500 shares of its common stock for services valued at $175,000.

In July 2001, the Company issued 15,000 shares of its common stock for services valued at $200,000.

In December 2001, the Company issued 3,000,000 shares of its common stock to an office of the Company for services valued at $20,000.

In December 2001, debt in the amount of $41,685 was forgiven by officers of the Company.

During January 2002, the Company issued 750,000 shares of previously authorized but unissued common stock for services rendered value at $125,000.

During January 2002, the Company canceled 7,500 shares of common stock.

During September 2002, the Company issued 600,000 shares of previously authorized but unissued common stock for reduction of debt value at $80,000.

During September 2002, the Company authorized a ten for one (10:1) reverse split of its common stock.

In October 2002, the Company issued 32,700,000 shares of common stock at $0.02 per share for services revalued during the year at a total value of $436,000.

In January 2003, the Company issued 30,000,000 shares of its common stock to an officer of the Company for services valued at $400,000.

During 2005, the Company issued 78,711,311 shares of common stock to satisfy debt of $997,010.

During 2006, the Company converted $99,541 of accounts payable – related party to loan payable – related party.

In March 2007, the Company issued 50,000 shares of common stock to a director for services valued at $43,000.

PLANKTOS CORP.
(formally Diatom Corporation)
CONDENSED NOTES TO UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 1 – DESCRIPTION OF BUSINESS

Planktos Corp. (formerly Diatom Corporation) ("the Company") was incorporated as eWorld Travel Corp on December 10, 1998 under the laws of the State of Nevada.. On September 23, 2002, the Company changed its name to GYK Ventures, Inc. and on July 8, 2005, the Company changed its name again to Diatom Corporation. The Company originally was organized to provide internet-based travel services. The Company has not yet secured operations and is in the development stage according to Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

Pursuant to a marketing agreement, the Company has acquired the marketing rights to an "Iron-Fertilization" technology used for the sequestration of CO_2. The process is to remove carbon dioxide (CO_2) from the atmosphere, and place it into a stable storage medium in planktons in the ocean. The Company intends to assist with the prove-out of the technology and then market the environmental CO_2 reducer credits to companies required to assist in environmental improvement

On March 8, 2007, the Company amended its articles of incorporation to reflect a name change from "Diatom Corporation" to "Planktos Corp."

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Diatom Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

PLANKTOS CORP.
(formally Diatom Corporation)
CONDENSED NOTES TO UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Derivative Instruments- continued
If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2006 and 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Earnings Per Share
The Company has adopted Statement of Financial Accounting Standards No. 128, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted loss per share was the same, at the reporting dates, as there were no common stock equivalents outstanding.

Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, trade accounts receivable, and accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2006 and 2005.

Going Concern
As shown in the accompanying financial statements at December 31, 2006, the Company had negative working capital, no revenues and an accumulated deficit. The Company is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management's plans are to seek additional capital from new equity securities offerings that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

PLANKTOS CORP.
(formally Diatom Corporation)
CONDENSED NOTES TO UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Long-lived Assets
In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"   This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Accordingly, the Company reviews the carrying amount of long-lived assets for impairment where events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets. For the year ended December 31, 2006, the Company impaired the entire $250,000 paid for the perpetual marketing rights and intellectual property rights from Solar Energy, Limited.

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

Vessels
Vessels and other fixed assets, net are stated at cost less accumulated depreciation. Vessels and other fixed assets are depreciated when the asset is ready for its intended use.

Depreciation is calculated, based on cost, less estimated residual value, using the straight-line method, over the remaining economic life of each asset. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the assets remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred.

Following are the estimated useful lives of vessels and other fixed assets:

i.   Vessels —on a straight line basis over 25 years.

ii.   Marine equipment on a straight line basis from date of acquisition over a period of five years.

PLANKTOS CORP.
(formally Diatom Corporation)
CONDENSED NOTES TO UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Recent Accounting Pronouncements
In February, 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" (hereinafter SFAS No. 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. Management has not determined the effect that adopting this statement would have on the Company's financial condition or results of operation.

Reclassification
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

Stock Options and Warrants Granted to Employees and Nonemployees
On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), "Share-Based Payment," which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and instead requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006.

Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro-forma provisions of SFAS No. 123.

PLANKTOS CORP.
(formally Diatom Corporation)
CONDENSED NOTES TO UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – VESSEL AND EQUIPMENT

Vessel and equipment consist of the following at March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006
Research Vessel "Weatherbird II"	$ 800,000	$ -
Marine Equipment	14,141	-
	814,141	-
Accumulated Depreciation	(8,707)	-
Net Vessel & Equipment	$ 805,434	$ -

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2005, the Company incurred payables to a shareholder for unsecured, non-interest bearing advances in the amount of $99,541. In December 2006, this debt was assigned to a related party.

On March 13, 2007, the Company issued 50,000 common shares to a director for services valued at $43,000.

During 2005, the Company received loan advances of $74,970 from a third party. These loans bear no interest and are unsecured. During December 2006, a related party purchased the debt of $99,541.

During the quarter ended March 31, 2007, the Company received an additional $98,000 from this related party. The Company additionally paid back $175,000 during the quarter. As of March 31, 2007, the Company owes this related party $97,511.

PLANKTOS CORP.
(formally Diatom Corporation)
CONDENSED NOTES TO UNAUDITED FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 5 – CAPITAL STOCK

Common Stock
The Company is authorized to issue 100,000,000 shares of common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

In its initial capitalization on December 10, 1998, the Company issued 300 shares of common stock for a total of $20,000 cash.

In June 2005, the Company issued 78,711,311 shares of its common stock to a related party for settlement of debt valued at $997,010.

During August 2005, officers of the Company canceled 70,500,000 shares of common stock. Also in 2005, the Company issued 1,500,000 shares of its common stock to a related party for cash of $250,000 and issued 600,000 shares of common stock to a non-related party for cash of $80,000.

During 2006, there were no issuances of common stock.

In January 2007 the Company completed a private placement for 4,327,500 units at $0.27 per unit for cash proceeds of $1,154,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.27 for a period of two years.

In February 2007 the Company completed a private placement for 1,257,500 units at $0.40 per unit for cash proceeds of $502,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.50 for a period of two years.

On March 8, 2007, the Company affected a 1:1.5 forward split of its common stock. All references in the financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the 1:1.5 forward stock split.

On March 13, 2007, the Company issued 50,000 common shares for services valued at $43,000.

Warrants
A summary of the Company's warrants at March 31, 2007 and December 31, 2006 and the changes for 2007.

	Warrants	Weighted Average Exercise	Weighted Average Remaining
Balance, December 31, 2006	-	$ -	-
Issued	5,585,000	0.32	
Exercised / Cancelled / Expired	-	-	-
Balance March 31, 2007	5,585,000	$ 0.32	1.80 years

NOTE 6 – MARKETING RIGHTS AND COMMITMENTS

On August 17, 2005, the Company entered an agreement with Planktos, Inc. to buy perpetual marketing rights and intellectual property rights from Solar Energy Limited, in exchange for developmental funding and a royalty agreement. The purchase price was $250,000 cash, on closing, plus additional funding commitments.

Pursuant to the marketing agreement, the Company committed to provide 25% of the cost of the prove-out phase of the development. This commitment is estimated to be $322,500.

The $250,000 already paid by the Company is part of this commitment, leaving $72,500 remaining to fund the prove-out. Solar Energy and its subsidiary, Planktos, Inc., are contractually delegated to fund the remaining 75% of the prove-out phase estimated at $967,750.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" the Company impaired, at December 31, 2006, the entire $250,000 paid for the perpetual marketing rights and intellectual property rights from Solar Energy Limited.

On January 12, 2007, the Company entered into a securities exchange agreement and plan of exchange with Solar Energy, Ltd. to acquire 100% ownership of Planktos, Inc. (a subsidiary of Solar) in exchange for an aggregate of 45,000,000 shares of common stock of Planktos Corp., and the fulfillment of certain conditions on or before closing. The conditions include: (a) making available working capital of no less than $1,000,000 to Planktos on or before the acquisition is completed, (b) cancellation of 45,000,000 shares of issued and outstanding common share capital on or before the acquisition is completed, and (c) obtaining shareholder approval of the transaction. The transaction has not yet obtained shareholder approval

NOTE 7 – CONCENTRATIONS

Bank Accounts
The Company maintains its cash accounts in a single commercial bank. During the year, the Company may maintain balances in excess of the federally insured amounts in the accounts that are maintained in the United States.

Planktos Corp.
(formerly Diatom Corporation)
(a Development Stage Company)

Consolidated Financial Statements
December 31, 2006 and 2005

Contents

Board of Directors
Planktos Corp.
Vancouver, British Columbia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Planktos Corp. (a development stage enterprise) as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from December 10, 1998 (inception of exploration stage) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planktos Corp., as of December 31, 2006 and the results of its operations, stockholders' equity, and cash flows for the year then ended and for the period from December 10, 1998 (inception of exploration stage) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant and ongoing operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the financial statements, Planktos Corp. adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 1, 2006.

/s/ Williams & Webster

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
April 13, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Diatom Corporation (formerly GYK Ventures, Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheet of Diatom Corporation (a development Stage company) as of December 31, 2005 and the related statements of operations, Stockholders' deficit and cash flows for the year then ended and from inception on December 10, 1998 through December 31, 2005.   These financial Statements are the responsibility of the Company's management.   Our responsibility is to express an opinion on these financial statements Based on our audit.

We conducted our audit in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable Assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial Reporting. Our audit included consideration of internal control over financial reporting as a basis for Designing audit procedures that are appropriate in the circumstances, but not for the purpose of Expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence Supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the Accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our Opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diatom Corporation (a development stage company) as of December 31, 2005 and the results of its operations and cash flows for the year then ended, and from inception on December 10, 1998 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses and lack of working capital raise substantial doubt about its ability to continue as a Going concern. Management's plans in regards to these matters are also described in Note 2.

The financial statements do not include any adjustments that might result from the outcome of these uncertainties

/s/ Chisholm Bierwolf & Nilson LLC

Chisholm, Bierwolf & Nilson LLC
Bountiful, Utah
April 12, 2006

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
BALANCE SHEETS

	December 31, 2006		December 31, 2005	
ASSETS				
CURRENT ASSETS				
Cash	$	67,121	$	34,768
Advances receivable		5,824		-
Total Current Assets		72,945		34,768
OTHER ASSETS				
Marketing rights		-		250,000
Total Other Assets		-		250,000
TOTAL ASSETS	$	72,945	$	284,768
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES				
Accounts payable	$	245	$	245
Accounts payable - related party		-		99,541
Loan payable – related party		174,511		-
Total Current Liabilities		174,756		99,786
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY (DEFICIT)				
Common stock, authorized 100,000,000 shares				
of $0.001 par value, issued and outstanding 77,438,838				
at December 31, 2006 and 2005		77,439		77,439
Additional paid-in capital		3,393,148		3,393,148
Deficit accumulated during development stage		(3,572,398)		(3,285,605)
Total Stockholders' Equity (Deficit)		(101,811)		184,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	72,945	$	284,768

The accompanying notes are an integral part of these financial statements

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
STATEMENT OF OPERATIONS

		For the Years Ended			From Inception (December 10, 1998) to December 31, 2006
		December 31,			
		2006		2005	
REVENUES	$	-	$	-	$	-
OPERATING EXPENSES					
General and administrative		36,793		1,356,581	3,319,539
Total Operating Expenses		36,793		1,356,581	3,319,539
LOSS FROM OPERATIONS		(36,793)		(1,356,581)	(3,319,539)
OTHER INCOME (EXPENSE)					
Loss on sale of securities		-		-	(12,108)
Gain on settlement of debt		-		-	9,249
Write down of marketing rights		(250,000)		-	(250,000)
Total Other Income (Expense)		(250,000)		-	(252,859)
NET LOSS BEFORE INCOME TAX		(286,793)		(1,356,581)	(3,572,398)
INCOME TAX EXPENSE		-		-	-
NET LOSS	$	(286,793)	$	(1,356,581)	$ (3,572,398)
NET LOSS PER SHARE	$	(0.00)	$	(0.02)	$ (0.10)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		77,438,838		72,897,099	36,814,307

The accompanying notes are an integral part of these financial statements

PLANKTOS CORP.
(formerly Diatom Corporation)
(A Development Stage Company)
Statement of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income/(Loss)	Deficit Accumulated During the Development Stage
	Shares	Amount			
Common stock issued at inception for cash at $67 per share	300 $	- $	20,000 $	- $	-
Net loss for the period ended December 31, 1998	-	-	-	-	-
Balance, December 31, 1998	300	-	20,000	-	-
Common stock issued for cash at $167 per share	101	-	16,800	-	-
Common stock issued for cash at $2,000 per share	1	-	2,000	-	-
Net loss for the year ended December 31, 1999	-	-	-	-	(36,360)
Balance, December 31, 1999	402	-	38,800	-	(36,360)
Net change in unrealized gains/(losses) on available for sale securities	-	-	-	(12,185)	-
Net loss for the year ended December 31, 2000	-	-	-	-	(37,792)
Balance, December 31, 2000	402	-	38,800	(12,185)	(74,152)
Common stock issued for services from $7 to $17 per share	105,000	105	499,895	-	-
Share issued in round-up	5	-	-	-	-
Common stock issued for services to a related party at $0.01 per share	3,000,000	3,000	17,000		
Rounding of shares	149	-	-	-	-

The accompanying notes are an integral part of these financial statements

FB-6

PLANKTOS CORP.
(formerly Diatom Corporation)
(A Development Stage Company)
Statement of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income/(Loss)	Deficit Accumulated During the Development Stage
	Shares	Amount			
Forgiveness of debt	-	-	43,085	-	-
Net change in unrealized gains/(losses) on available for sale securities	- $	- $	- $	12,185 $	
Net loss for the year ended December 31, 2001	-	-	-	-	(588,198)
Balance, December 31, 2001	3,105,555	3,105	598,780	-	(662,350)
Shares returned to treasury	(7,500)	(8)	8	-	-
Common stock issued for services from $0.07 to $0.17 per share	33,450,000	33,450	527,550	-	-
Common stock issued for debt at $0.13 per share	600,000	600	79,400	-	-
Issuance of stock in round-up	22,749	23	(23)	-	-
Net loss for the period ended December 31, 2002	-	-	-	-	(749,558)
Balance, December 31, 2002	37,170,804	37,170	1,205,715	-	(1,411,908)
Common stock issued for services at $0.01 per share	30,000,000	30,000	370,000	-	-
Rounding due to stock split	224	-	-	-	-
Cancellation of common shares	(43,500)	(44)	44	-	-
Net loss for the period ended December 31, 2003	-	-	-	-	(463,037)

The accompanying notes are an integral part of these financial statements

PLANKTOS CORP.
(formerly Diatom Corporation)
(A Development Stage Company)
Statement of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income/(Loss)	Deficit Accumulated During the Development Stage
	Shares	Amount			
Balance, December 31, 2003	67,127,527	67,127	1,575,759	-	(1,874,945)
Balance, December 31, 2003	67,127,527 $	67,127 $	1,575,759 $	- $	(1,874,945)
Rounding due to Madison adjustment	-	1	243	-	-
Net loss for the period ended December 31, 2004	-	-	-	-	(54,079)
Balance, December 31, 2004	67,127,527	67,128	1,576,002	-	(1,929,024)
Common stock issued for debt at $0.01 per share	78,711,311	78,711	918,299	-	-
Common stock issued for cash from $0.13 to $0.17 per share	2,100,000	2,100	327,900	-	-
Cancellation of common shares	(70,500,000)	(70,500)	70,500	-	-
Issuance of warrants	-	-	500,347	-	-
Capital contribution by shareholders	-	-	100	-	-
Net loss for the period ended December 31, 2005	-	-	-	-	(1,356,581)
Balance, December 31, 2005	77,438,838	77,439	3,393,148	-	(3,285,605)
Net loss for the period ended December 31, 2006	-	-	-	-	(286,793)
Balance, December 31, 2006	77,438,838 $	77,439 $	3,393,148 $	- $	(3,572,398)

The accompanying notes are an integral part of these financial statements

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
STATEMENT OF CASH FLOWS

		For the Years Ended December 31,			From Inception (December 10, 1998) to December 31, 2006
		2006		2005	
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net loss	$	(286,793)	$	(1,356,581) $	(3,572,398)
Adjustments to reconcile net loss to net cash (used) in operating activities:					
Stock issued for services		-		-	1,481,000
Warrant expense		-		500,347	500,347
Loss on sale of securities		-		-	12,108
Write down of marketing rights		250,000		-	250,000
Gain on settlement of notes receivable		-		-	(9,249)
(Increase) decrease in advances receivable		(5,824)		-	(5,824)
Increase (decrease) in accounts payable		-		(150)	95
Increase (decrease) in accounts payable related party		-		(25,804)	179,936
Net Cash (Used in) Operating Activities		(42,617)		(882,188)	(1,163,985)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Proceeds from sale of securities		-		-	492
Purchase of marketing rights		-		(250,000)	(250,000)
Payment on notes receivable		-		-	(3,351)
Net Cash (Used in) Investing Activities		-		(250,000)	(252,859)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Capital contributions		-		100	1,500
Issued common stock for cash		-		330,000	367,800
Loan payable – related party		74,970		-	74,970
Proceeds from officer		-		-	201,839
Proceeds from notes payable - related party		-		836,856	836,856
Proceeds from subscription receivable		-		-	1,000
Net Cash Provided by Financing Activities		74,970		1,166,956	1,483,965
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		32,353		34,768	67,121
CASH AT BEGINNING OF YEAR		34,768		-	-
CASH AT END OF YEAR	$	67,121	$	34,768 $	67,121
SUPPLIMENTAL CASH FLOW INFORMATION CASH PAID FOR:					
Interest	$	-	$	- $	-
Income taxes	$	-	$	- $	-

The accompanying notes are an integral part of these financial statements

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Continued)

NON-CASH FINANCING AND INVESTING TRANSACTIONS:

In January 2000, a marketable security valued at $12,600 was received in exchange for a notes receivable of $3,351. The market value of the securities at December 31, 2000 is $415.

In April 2001, the Company issued 4,500 shares of its common stock for services valued at $75,000.

In May 2001, the Company issued 75,000 shares of its common stock to an office of the Company for services valued at $50,000.

In May 2001, the Company issued 10,500 shares of its common stock for services valued at $175,000.

In July 2001, the Company issued 15,000 shares of its common stock for services valued at $200,000.

In December 2001, the Company issued 3,000,000 shares of its common stock to an office of the Company for services valued at $20,000.

In December 2001, debt in the amount of $41,685 was forgiven by officers of the Company.

During January 2002, the Company issued 750,000 shares of previously authorized but unissued common stock for services rendered value at $125,000.

During January 2002, the Company canceled 7,500 shares of common stock.

During September 2002, the Company issued 600,000 shares of previously authorized but unissued common stock for reduction of debt value at $80,000.

During September 2002, the Company authorized a ten for one (10:1) reverse split of its common stock.

In October 2002, the Company issued 32,700,000 shares of common stock at $0.02 per share for services revalued during the year at a total value of $436,000.

In January 2003, the Company issued 30,000,000 shares of its common stock to an officer of the Company for services valued at $400,000.

During 2005, the Company issued 78,711,311 shares of common stock to satisfy debt of $997,010.

During 2006, the Company converted $99,541 of accounts payable – related party to loan payable – related party.

NOTE 1 – DESCRIPTION OF BUSINESS

Planktos Corp. ("the Company") was incorporated as eWorld Travel Corp on December 10, 1998 under the laws of the state of Nevada.. On September 23, 2002, the Company changed its name to GYK Ventures, Inc. and on July 8, 2005, the Company changed its name again to Diatom Corporation, and again in 2007 changed its name to Planktos Corp. The Company originally was organized to provide internet-based travel services. The Company has not yet secured operations and is in the development stage according to Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

Pursuant to a marketing agreement, the Company has acquired the marketing rights to an "Iron-Fertilization" technology used for the sequestration of CO_2. The process is to remove carbon dioxide (CO_2) from the atmosphere, and place it into a stable storage medium in planktons in the ocean. The Company intends to assist with the prove-out of the technology and then market the environmental CO_2 reducer credits to companies required to assist in environmental improvement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Planktos Corp. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - CONTINUED

Derivative Instruments- continued

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2006 and 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Earnings Per Share
The Company has adopted Statement of Financial Accounting Standards No. 128, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period.. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted loss per share were the same, at the reporting dates, as there were no common stock equivalents outstanding.

Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, trade accounts receivable, and accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2006 and 2005.

Going Concern
As shown in the accompanying financial statements at December 31, 2006, the Company had negative working capital, no revenues and an accumulated deficit. The Company is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management's plans are to seek additional capital from new equity securities offerings that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - CONTINUED

Long-lived Assets
In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".   This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Accordingly, the Company reviews the carrying amount of long-lived assets for impairment where events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets. For the year ended December 31, 2006, the Company impaired the entire $250,000 paid for the perpetual marketing rights and intellectual property rights from Solar Energy, Limited.

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

Recent Accounting Pronouncements
In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140" (hereinafter "SFAS No. 155"). This statement established the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity ("SPE") may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no impact on the Company's financial condition or results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - CONTINUED

Recent Accounting Pronouncements - continued

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer's financial assets that meets the requirements for sale accounting; a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management has not determined the effect, if any, the adoption of this statement will have on the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - CONTINUED

Recent Accounting Pronouncements - continued

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans−An amendment of FASB Statements No. 87, 88, 106, and 132(R)." One objective of this standard is to make it easier for investors, employees, retirees and other parties to understand and assess an employer's financial position and its ability to fulfill the obligations under its benefit plans. SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single−employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. SFAS No. 158 requires an employer to fully recognize in its statement of financial position the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year−end statement of financial position, with limited exceptions. SFAS No. 158 requires an entity to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87. This statement requires an entity to disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures for fiscal years ending after December 15, 2006. Management believes that this statement will not have a significant impact on the company's financial statements.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. The amount of tax benefits to be recognized for a tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax benefits relating to tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met or certain other events have occurred. Previously recognized tax benefits relating to tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of tax reserves for unrecognized tax benefits, interest and penalties and accounting in interim periods. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. The change in net assets as a result of applying this pronouncement will be a change in accounting principle with the cumulative effect of the change required to be treated as an adjustment to the opening balance of retained earnings on January 1, 2007, except in certain cases involving uncertainties relating to income taxes in purchase business combinations. In such instances, the impact of the adoption of Interpretation 48 will result in an adjustment to goodwill. While the Company's analysis of the impact of adopting Interpretation 48 is not yet complete, management does not currently anticipate it will have a material impact on the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - CONTINUED

Recent Accounting Pronouncements - continued
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"),which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company adopted SAB 108 in the fourth quarter of 2006 with no impact on its financial statements.

Reclassification
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

Stock Options and Warrants Granted to Employees and Nonemployees
On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), "Share-Based Payment," which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and instead requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006.

Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro-forma provisions of SFAS No. 123.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – RELATED PARTY TRANSACTIONS

During 2005, the Company incurred payables to a shareholder for unsecured, non-interest bearing advances in the amount of $99,541. In December 2006, this debt was assigned to a related party.

Also during 2005, various shareholders advanced $836,856 to the Company to assist with cash flow needs, and the Company issued 78,711,311 shares of common stock in satisfaction of this debt.

During 2005, officers of the Company cancelled 70,500,000 shares of their common stock.

During 2006, the Company received loan advances of $74,970 from a related party. These loans bear no interest and are unsecured. During December 2006, this related party purchased the debt of $99,541 from a former related party, as described above. The Company plans on repaying these loans from future equity financings.

NOTE 4– CAPITAL STOCK

Common Stock
The Company is authorized to issue 100,000,000 shares of common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

In its initial capitalization on December 10, 1998, the Company issued 300 shares of common stock for a total of $20,000 cash.

In June 2005, the Company issued 78,711,311 shares of its common stock to a related party for settlement of debt valued at $997,010.

During August 2005, officers of the Company canceled 70,500,000 shares of common stock. Also in 2005, the Company issued 1,500,000 shares of its common stock to a related party for cash of $250,000 and issued 600,000 shares of common stock to a non-related party for cash of $80,000.

During 2006, there were no issuances of common stock.

Subsequent to December 31, 2006, the Company effected a 1:1.5 forward split of its common stock. All references in the financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the 1:1.5 forward stock split.

NOTE 5 – MARKETING RIGHTS AND COMMITMENTS

On August 17, 2005, the Company entered an agreement with Planktos, Inc. (an unrelated business) to buy perpetual marketing rights and intellectual property rights from Solar Energy Limited, in exchange for developmental funding and a royalty agreement. The purchase price was $250,000 cash, on closing, plus additional funding commitments.

NOTE 5 – MARKETING RIGHTS AND COMMITMENTS - CONTINUED

Pursuant to the marketing agreement, the Company committed to provide 25% of the cost of the prove-out phase of the development. This commitment is estimated to be $322,500.

The $250,000 already paid by the Company is part of this commitment, leaving $72,500 remaining to fund the prove-out. Solar Energy and its subsidiary, Planktos, Inc., are contractually delegated to fund the remaining 75% of the prove-out phase estimated at $967,750.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" the Company impaired, at December 31, 2006, the entire $250,000 paid for the perpetual marketing rights and intellectual property rights from Solar Energy, Limited.

On October 19, 2006, the Company tendered an offer to acquire 100% of Planktos, Inc. The offer is subject to the Company providing working capital sufficient to permit Planktos, Inc. to achieve its production goals. According to the offer, the Company will issue 30,000,000 shares of its common stock in exchange for all of the issued and outstanding common stock in Planktos, Inc. See Note 9.

NOTE 6 – CONCENTRATIONS

Bank Accounts
The Company maintains its cash accounts in a single commercial bank. During the year, the Company may maintain balances in excess of the federally insured amounts in the accounts that are maintained in the United States.

NOTE 7 – INCOME TAXES

At December 31, 2006, the Company had deferred tax assets calculated at an expected rate of 34% of approximately $1,129,615 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2006. The significant components of the deferred tax asset at December 31, 2006 and 2005 were as follows:

	December 31, 2006	December 31, 2005
Net operating loss carryforward	$ 1,129,615	$ 1,117,105
Deferred tax asset valuation allowance	(1,129,615)	(1,117,105)
Deferred tax asset	$ -	$ -

At December 31, 2006, the Company has net operating loss carryforwards of approximately $3,322,398, which expire in the years 2019 through 2021. The Company recognized approximately $250,000 of losses from the write down of marketing rights in fiscal 2006, which are not deductible for tax purposes and are not included in the above calculation of deferred tax assets. The change in the allowance account from prior year to current was $12,510.

NOTE 8 - SUBSEQUENT EVENTS

In January 2007, the Company completed a private placement for 2,885,000 units at $0.40 per unit for cash proceeds of $1,154,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.40 for a period of two years.

In January 2007, the Company purchased the research vessel "Weatherbird II" for $800,000 to further the development of its ocean plankton restoration technology.

In January 2007, the Company repaid $102,000 of a related party loan payable outstanding at year end 2006.

On January 12, 2007, the Company entered into a securities exchange agreement and plan of exchange with Solar Energy, Ltd. to acquire 100% ownership of Planktos, Inc. (a subsidiary of Solar) in exchange for an aggregate of 45,000,000 shares of common stock of Planktos Corp., and the fulfillment of certain conditions on or before closing. The conditions include: (a) making available working capital of no less than $1,000,000 to Planktos on or before the acquisition is completed, (b) cancellation of 45,000,000 shares of issued and outstanding common share capital on or before the acquisition is completed, and (c) obtaining shareholder approval of the transaction. The transaction has not yet obtained shareholder approval.

In February 2007, the Company completed a private placement for 838,333 units at $0.60 per unit for cash proceeds of $503,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.75 for a period of two years.

On March 8, 2007, the Company effected a 1:1.5 forward split of its common stock and amended its articles of incorporation to reflect a name change from "Diatom Corporation" to "Planktos Corp." in anticipation of closing on the terms of the Securities Exchange Agreement and Plan of Exchange.

Planktos, Inc.
(a Development Stage Company)

Unaudited Financial Statements
March 31, 2007 and 2006

Contents

PLANKTOS, INC.
(A Development Stage Company)
BALANCE SHEETS

		March 31, 2007 (unaudited)		December 31, 2006
ASSETS				
CURRENT ASSETS				
Cash	$	29,922	$	154,238
Receivable from affiliate		94,172		86,956
Prepaid expenses		1,474		7,162
TOTAL CURRENT ASSETS		125,568		248,356
OTHER ASSETS				
Deposits		4,720		4,720
TOTAL ASSETS	$	130,288	$	253,076
LIABILITIES AND STOCKHOLDER'S DEFICIT				
CURRENT LIABILITIES				
Accounts payable	$	4,851	$	1,071
Accrued liabilities		54		6,501
Other current liabilities		22,500		-
Payable to affiliate		485,824		5,824
Advances from related party		939,750		939,750
TOTAL CURRENT LIABILITIES		1,452,979		953,146
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDER'S DEFICIT				
Common stock, 10,000,000 shares authorized; no par value,				
100 shares issued and outstanding		100		100
Additional paid-in capital		53,319		41,101
Accumulated deficit during development stage		(1,376,110)		(741,271)
TOTAL STOCKHOLDER'S DEFICIT		(1,322,691)		(700,070)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	130,288	$	253,076

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

| | Three Months Ended March 31, | | From Inception (February 11, 2005) through March 31, |
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)
REVENUES	$ -	$ -	$ -
EXPENSES			
General and administrative	252,912	130,888	949,385
Marketing and selling expenses	41,160	10,569	77,838
Vessel operating costs	253,849	-	253,849
Research and development	50,000	15,400	92,660
TOTAL EXPENSES	597,921	156,857	1,373,732
LOSS FROM OPERATIONS	(597,921)	(156,857)	(1,373,732)
OTHER INCOME (EXPENSES)			
Other income	-	8,569	11,119
Other income - related party	-	-	61,000
Charitable contribution	(25,000)	-	(25,000)
Interest income	300	-	3,822
Interest expense	(12,218)	-	(53,319)
TOTAL OTHER INCOME (EXPENSE)	(36,918)	8,569	(2,378)
LOSS BEFORE TAXES	(634,839)	(148,288)	(1,376,110)
INCOME TAXES	-	-	-
NET LOSS	$ (634,839)	$ (148,288)	$ (1,376,110)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (6,348)	$ (1,483)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	100	100	

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,		From Inception (February 11, 2005) through March 31,
		2007 (unaudited)	2006 (unaudited)	2007 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(634,839) $	(148,288) $	(1,376,110)
Adjustments to reconcile net loss to net cash used in operating activities:				
Expenses paid through contribution of additional paid-in capital		12,218		53,319
(Increase) decrease in:				
Deposits		-	-	(4,720)
Prepaid expenses		5,688	(389)	(1,474)
Increase (decrease) in:				-
Accounts payable		3,780	1,225	4,851
Accrued liabilities		(6,447)	-	54
Other current liabilities		22,500	-	22,500
Net cash used by operating activities		(597,100)	(147,452)	(1,301,580)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		-	-	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:				
Issuance of common stock for cash		-		100
Affiliate receivable/payable		472,784	(51,525)	391,652
Advances from related party		-	224,970	939,750
Net cash provided by financing activities		472,784	173,445	1,331,502
NET INCREASE (DECREASE) IN CASH		(124,316)	25,993	29,922
CASH, BEGINNING OF PERIOD		154,238	24,890	-
CASH, END OF PERIOD	$	29,922 $	50,883 $	29,922
SUPPLEMENTAL CASH FLOW INFORMATION:				
Interest paid	$	- $	- $	-
Income taxes paid	$	- $	- $	-

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC
(A Development Stage Company)
Condensed Notes to the Interim Financial Statements
March 31, 2007

NOTE 1 – DESCRIPTION AND HISTORY OF BUSINESS AND BASIS OF PRESENTATION

Planktos, Inc. ("the Company") was incorporated under the laws of the State of California on February 11, 2005. The Company was organized primarily for the purpose of research and development of ocean restoration and green house gas mitigation.

Solar Energy Limited is the Company's sole stockholder. The Company maintains an office in Foster City, California. The Company's year-end is December 31.

The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. They may not include all information and footnotes required by United States generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material changes in the information disclosed in the notes to the financial statements for the year ended December 31, 2006. The interim unaudited financial statements should be read in conjunction with those financial statements at December 31, 2006. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal and recurring adjustments have been made. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Solar Energy Limited is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Development Stage Activities
The Company has been in the development stage since inception. The Company has no revenues from its planned operations. The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

Earnings (Loss) Per Share
The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Net income (loss) per share is based upon the weighted average number of outstanding common shares and the dilutive effect of common share equivalents, such as options and warrants to purchase common stock, convertible preferred stock and convertible notes, if applicable, that are outstanding each year. Basic and diluted earnings per share were the same at the reporting dates of the accompanying financial statements, as including common stock equivalents in the calculation of diluted earnings per share would have been antidilutive.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition
The Company recognizes revenue from product sales when there is a mutually executed sales contract, when the products are shipped and title passes to customers, when the contract price and terms are fixed, and when collectibility is reasonably assured.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has negative working capital and no revenues, has incurred a net loss for the period ended March 31, 2007, and has an accumulated deficit since the inception of the Company. These factors indicate that the Company may be unable to continue in existence. The Company is currently putting business plans in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans includes the following:

(1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) establishing revenues from commercializing of its project; and (4) obtaining loans and grants from various financial institutions, where possible. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue existence.

NOTE 4 – STOCKHOLDER'S EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 shares of no par common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

During the period ending March 31, 2007 and the year ending December 31, 2006, Solar Energy Limited, the Company's sole shareholder, contributed capital in form of foregone interest in the amount of $12,218 and $39,938, respectively. See Note 5.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company, and its affiliate D2Fusion, Inc., a company with a common shareholder, share research and development facilities. D2Fusion owed the Company $94,172 and $86,956 for reimbursable expenses at March 31, 2007 and December 31, 2006, respectively. These amounts are uncollateralized, non-interest bearing, and due on demand.

NOTE 5 – RELATED PARTY TRANSACTIONS - CONTINUED

The Company has received advances from its parent, Solar Energy Limited, to fund its research and development and general operations. At March 31, 2007 and December 31, 2006, the Company had unsecured related party advances of $939,750, respectively. These advances have no specific due dates, are currently uncollateralized, and are non-interest bearing, however, interest is imputed using the Libor one-year rate. During the period ending March 31, 2007 and the year ending December 31, 2006, the Company calculated interest at $12,218 and $39,938, respectively. This interest expense was recorded as contributed capital in the accompanying financial statements because the parent company elected to forgive this interest.

On January 12, 2007, the Company's parent, Solar Energy Limited, entered into a securities exchange agreement and plan of exchange with Planktos Corp. (formerly Diatom Corporation) whereby Solar intends to sell 100% ownership of Planktos, Inc. to Planktos Corp., in exchange for an aggregate of 45,000,000 shares of Planktos Corp.'s common stock, and the fulfillment of certain conditions on or before closing. The conditions include that Planktos Corp. (a) make available working capital of no less than $1,000,000 to Planktos, Inc. on or before the acquisition is completed, (b) cancel 45,000,000 shares of its issued and outstanding common share capital on or before the acquisition is completed, and (c) obtain shareholder approval of the transaction. This transaction is still pending.

In anticipation of this acquisition, Planktos Corp has loaned operating capital to Planktos, Inc. to fund operations until the time of the acquisition. As of March 31, 2007 and December 31, 2006, the Company owed Planktos Corp $485,824 and $5,824, respectively. These operating loans are uncollateralized, with no stated interest rate, and due upon demand. Also, in anticipation of the acquisition with Planktos Corp, the Company's subsidiary Planktos, Inc. has spent a total of $253,849 toward the Weatherbird II ship rework and refit. This included equipment upgrades, maintenance, and the purchase of additional equipment. Planktos Corp has purchased the research vessel RV Weatherbird II while Planktos Inc. has supplied the funds to upgrade the ship. Planktos Inc. and Planktos Corp (formerly Diatom Corp) are anticipating completing a merger and each entity is contributing toward the total costs of acquiring and upgrading vessel.

NOTE 6 – COMMITMENTS

Lease Commitments
The Company also maintains office and research and development space for which the Company pays approximately $4,200 a month. The term of the Company's lease on this space terminates in December 2009. The Company is reimbursed one half of each month's rent because D2Fusion, an affiliate, subleases and pays one half of the expenses.

The Company's future obligations under office space operating lease agreements are as follows:

Year Ending:	
December 31, 2007	$ 50,400
December 31, 2008	50,400
December 31, 2009	50,400
December 31, 2010	-
December 31, 2011	-
Total minimum lease payments	$ 151,200

Planktos, Inc.
(a Development Stage Company)

Consolidated Financial Statements
December 31, 2006 and 2005

Contents

Board of Directors
Planktos, Inc.
Foster City, California

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Planktos, Inc. (a development stage company) as of
December 31, 2006 and 2005 and the related statements of operations, stockholder's deficit and cash
flows for the years then ended and for the period from February 11, 2005 (inception) through
December 31, 2006. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
financial position of Planktos, Inc. as of December 31, 2006 and 2005 and the results of its operations,
stockholder's deficit and cash flows for the years then ended, and for the period from February 11, 2005
(inception) to December 31, 2006, in conformity with accounting principles generally accepted in the
United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a
going concern. As discussed in Note 3 to the financial statements, the Company's significant operating
losses and negative working capital raise substantial doubt about its ability to continue as a going
concern. Management's plans regarding the resolution of this issue are also discussed in Note 3. The
financial statements do not include any adjustments that might result from the outcome of this
uncertainty.

As discussed in Note 2 to the financial statements, Planktos, Inc. adopted the provisions of Statement of
Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," effective January 1,
2006.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
May 23, 2007

PLANKTOS, INC.
(A Development Stage Company)
BALANCE SHEETS

		December 31, 2006		December 31, 2005
ASSETS				
CURRENT ASSETS				
Cash	$	154,238	$	24,890
Receivable from affiliate		86,956		-
Prepaid expenses		7,162		-
TOTAL CURRENT ASSETS		248,356		24,890
OTHER ASSETS				
Deposits		4,720		4,820
TOTAL ASSETS	$	253,076	$	29,710
LIABILITIES AND STOCKHOLDER'S DEFICIT				
CURRENT LIABILITIES				
Accounts payable	$	1,071	$	-
Accrued liabilities		6,501		-
Payable to affiliate		5,824		4,820
Advances from related party		939,750		149,840
TOTAL CURRENT LIABILITIES		953,146		154,660
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDER'S DEFICIT				
Common stock, 10,000,000 shares authorized; no par value,				
100 shares issued and outstanding		100		100
Additional paid-in capital		41,101		1,163
Accumulated deficit during development stage		(741,271)		(126,213)
TOTAL STOCKHOLDER'S DEFICIT		(700,070)		(124,950)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	253,076	$	29,710

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	From Inception (February 11, 2005) through December 31, 2005	From Inception (February 11, 2005) through December 31, 2006
REVENUES	$ -	$ -	$ -
EXPENSES			
General and administrative	536,545	159,928	696,473
Marketing and selling expenses	31,556	5,122	36,678
Research and development	42,660	-	42,660
TOTAL EXPENSES	610,761	165,050	775,811
LOSS FROM OPERATIONS	(610,761)	(165,050)	(775,811)
OTHER INCOME (EXPENSES)			
Other income	11,119	-	11,119
Other income - related party	21,000	40,000	61,000
Interest income	3,522	-	3,522
Interest expense	(39,938)	(1,163)	(41,101)
TOTAL OTHER INCOME (EXPENSE)	(4,297)	38,837	34,540
LOSS BEFORE TAXES	(615,058)	(126,213)	(741,271)
INCOME TAXES	-	-	-
NET LOSS	$ (615,058)	$ (126,213)	$ (741,271)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (6,151)	$ (1,262)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	100	100	

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S DEFICIT

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total Stockholder's Equity
	Shares	Amount			
Balance, February 11, 2005 (Inception)	- $	- $	- $	- $	-
Shares issued for cash	100	100	-	-	100
Contribution of capital by shareholders in form of foregone interest	-	-	1,163	-	1,163
Net loss for the year ended December 31, 2005	-	-	-	(126,213)	(126,213)
Balance, December 31, 2005	100	100	1,163	(126,213)	(124,950)
Contribution of capital by shareholders in form of foregone interest	-	-	39,938	-	39,938
Net loss for the year ended December 31, 2006	-	-	-	(615,058)	(615,058)
Balance, December 31, 2006	100 $	100 $	41,101 $	(741,271) $	(700,070)

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

		Year Ended December 31, 2006		From Inception (February 11, 2005) through December 31, 2005		From Inception (February 11, 2005) through December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net loss	$	(615,058)	$	(126,213)	$	(741,271)
Adjustments to reconcile net loss to net cash used in operating activities:						
Expenses paid through contribution of additional paid-in capital		39,938		1,163		41,101
(Increase) decrease in:						-
Deposits		100		(4,820)		(4,720)
Prepaid expenses		(7,162)		-		(7,162)
Increase (decrease) in:						-
Accounts payable		1,071		-		1,071
Accrued liabilities		6,501		-		6,501
Net cash used by operating activities		(574,610)		(129,870)		(704,480)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		-		-		-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:						
Issuance of common stock for cash		-		100		100
Affiliate receivable/payable		(85,952)		4,820		(81,132)
Advances from related party		789,910		149,840		939,750
Net cash provided by financing activities		703,958		154,760		858,718
NET INCREASE (DECREASE) IN CASH		129,348		24,890		154,238
CASH, BEGINNING OF PERIOD		24,890		-		-
CASH, END OF PERIOD	$	154,238	$	24,890	$	154,238
SUPPLEMENTAL CASH FLOW INFORMATION:						
Interest paid	$	-	$	-	$	-
Income taxes paid	$	-	$	-	$	-

The accompanying notes are an integral part of these financial statements

PLANKTOS, INC
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2006

NOTE 1 – DESCRIPTION AND HISTORY OF BUSINESS

Planktos, Inc. ("the Company") was incorporated under the laws of the State of California on February 11, 2005. The Company was organized primarily for the purpose of research and development of ocean restoration and green house gas mitigation.

Solar Energy Limited is the Company's sole stockholder. The Company maintains an office in Foster City, California. The Company's year-end is December 31.

The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Solar Energy Limited is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents.

Concentrations
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents at well-known, quality financial institutions.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for the Company as of its inception. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

For the years ended December 31, 2006 and 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Development Stage Activities
The Company has been in the development stage since inception. The Company has no revenues from its planned operations. The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

Earnings (Loss) Per Share
The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Net income (loss) per share is based upon the weighted average number of outstanding common shares and the dilutive effect of common share equivalents, such as options and warrants to purchase common stock, convertible preferred stock and convertible notes, if applicable, that are outstanding each year. Basic and diluted earnings per share were the same at the reporting dates of the accompanying financial statements, as including common stock equivalents in the calculation of diluted earnings per share would have been antidilutive.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, trade accounts receivable, and accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2006 and 2005.

Foreign Currency Translation Gains/Losses
The Company has adopted Statement of Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. The Company's functional currency is the U.S. dollar.

Impaired Asset Policy
The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amount whenever events or changes in circumstances indicate that an asset may not be recoverable.

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

Recent Accounting Pronouncements
In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87,88,106, and 132(R)". This statement requires an employer to recognize the overfunded or underfunded statues of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no immediate material effect on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (hereinafter "SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No.. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant immediate effect on its financial position or results of operations.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (hereinafter "FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material immediate impact on its financial reporting. The Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets, an Amendment of FASB Statement No. 140," (hereinafter "SFAS No. 156"). This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer's financial assets that meets the requirements for sale accounting; a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially recorded at fair value, if practicable, and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140," (hereinafter "SFAS No. 155"). This statement established the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that would otherwise require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. The Company has adopted this statement and as a result recorded a derivative with the issuance of convertible debt. See Note 7.

In May 2005, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standards ("SFAS No. 154"), "Accounting Changes and Error Corrections," which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements -- An Amendment of APB Opinion No. 28".. SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. Management believes the adoption of SFAS No. 154 had no immediate impact on the financial position, results of operations, or cash flows.

Revenue Recognition
The Company recognizes revenue from product sales when there is a mutually executed sales contract, when the products are shipped and title passes to customers, when the contract price and terms are fixed, and when collectibility is reasonably assured.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has negative working capital and no revenues, has incurred a net loss for year ended December 31, 2006, and has an accumulated deficit since the inception of the Company. These factors indicate that the Company may be unable to continue in existence. The Company is currently putting business plans in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans includes the following: (1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) establishing revenues from commercializing of its project; and (4) obtaining loans and grants from various financial institutions, where possible. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue existence.

NOTE 4 – STOCKHOLDER'S EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 shares of no par common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

During the years ended December 31, 2006 and 2005, Solar Energy Limited, the Company's sole shareholder, contributed capital in form of foregone interest in the amount of $39,938 and $1,163, respectively. See Note 5.

Also, in the year ended December 31, 2005, Solar Energy Limited purchased 100 shares of the Company's common stock in exchange for $100.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company, and its affiliate D2Fusion, Inc., a company with a common shareholder, share research and development facilities. D2Fusion owed the Company $86,956 for reimbursable expenses at December 31, 2006 and at December 31, 2005, the Company owed D2Fusion $4,820.. These amounts are uncollateralized, non-interest bearing, and due on demand.

As of December 31, 2006, Planktos Corp., an affiliate company, had advanced the Company $5,824 for operational expenses. See Note 8.

The Company has received advances from its parent, Solar Energy Limited, to fund its research and development and general operations. At December 31, 2006 and 2005, the Company had unsecured related party advances of $939,750 and $149,840, respectively. These advances have no specific due dates, are currently uncollateralized, and are non-interest bearing, however, interest is imputed using the Libor one-year rate. In the years ending December 31, 2006 and 2005, the Company calculated interest at $39,938 and $1,163, respectively. This interest expense was recorded as contributed capital in the accompanying financial statements because the parent company elected to forgive this interest.

In 2006 and 2005, the Company provided management fees to an affiliate for $21,000 and $40,000, respectively. These fees are not part of normal operations and were recorded as other income.

NOTE 6 – COMMITMENTS

Lease Commitments
The Company also maintains office and research and development space for which the Company pays approximately $4,200 a month. The term of the Company's lease on this space terminates in December 2009. The Company is reimbursed one half of each month's rent because D2Fusion, an affiliate, subleases and pays one half of the expenses.

The Company's future obligations under office space operating lease agreements are as follows:

Year Ending:	
December 31, 2007	$ 50,400
December 31, 2008	50,400
December 31, 2009	50,400
December 31, 2010	-
December 31, 2011	-
Total minimum lease payments	$ 151,200

NOTE 7 – INCOME TAXES

At December 31, 2006 and 2005, the Company had gross deferred tax assets calculated at an expected blended rate of 35% of approximately $245,000 and $43,700, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax asset, a valuation allowance equal to the deferred tax asset was recorded at December 31, 2006 and 2005. The net change in the allowance account was an increase of $201,300 for the year ended December 31, 2006.

The significant components of the Company's deferred tax assets at December 31, 2006 and 2005 are as follows:

	December 31, 2006	December 31, 2005
Net Operating Income (Loss)		
Net loss per Financial Statements	$ (615,058)	$ (126,213)
Add:	-	-
Interest expense	39,938	1,163
Net Operating Loss for the year – NOL	$ (575,120)	$ (125,050)
Net Operating Losses Carryforward		
Prior year Cumulative Total	$ 125,050	$ -
Current Year NOL	575,120	125,050
Net Operating Losses Carryforward Cumulative	$ 700,170	$ 125,050
Effective Tax Rate		
Federal statutory tax rate	35.00%	35.00%
State taxes	0.00%	0.00%
	35.00%	35.00%
Deferred Tax Asset		
Deferred tax asset before allowance	$ 245,000	$ 43,700
Valuation allowance	(245,000)	(43,700)
Net deferred tax asset	$ -	$ -

NOTE 8 – SUBSEQUENT EVENTS

On January 12, 2007, the Company's parent, Solar Energy Limited, entered into a securities exchange agreement and plan of exchange with Planktos Corp. (formerly Diatom Corporation) whereby Solar intends to sell 100% ownership of Planktos, Inc. to Planktos Corp., in exchange for an aggregate of 45,000,000 shares of Planktos Corp.'s common stock, and the fulfillment of certain conditions on or before closing. The conditions include that Planktos Corp. (a) make available working capital of no less than $1,000,000 to Planktos, Inc. on or before the acquisition is completed, (b) cancel 45,000,000 shares of its issued and outstanding common share capital on or before the acquisition is completed, and (c) obtain shareholder approval of the transaction. This transaction is still pending.

Planktos Corp.
(Formerly Diatom Corporation)
(A Development Stage Company)

Pro Forma Consolidated Financial Statements
March 31, 2007
(Unaudited)

Contents

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
BALANCE SHEETS

	Planktos Corp. March 31, 2007 (Unaudited)	Planktos Inc. March 31, 2007 (Unaudited)	Proforma Adjustments Dr.	Proforma Adjustments Cr.	Proforma Consolidated March 31, 2007 (Unaudited)
ASSETS					
CURRENT ASSETS					
Cash	$ 238,184	$ 29,922	$	$	$ 268,106
Advances receivable	485,823	94,172		485,824	94,171
Prepaid expenses	-	1,474			1,474
Deposits	-	4,720			4,720
Total Current Assets	724,007	130,288			368,471
OTHER ASSETS					
Vessel and other fixed assets, net of depreciation	805,434	-			805,434
Total Other Assets	805,434	-			805,434
TOTAL ASSETS	$ 1,529,441	$ 130,288			1,173,905
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
CURRENT LIABILITIES					
Accounts payable	$ 3,872	$ 4,851	$	$	$ 8,723
Accrued liabilities	-	54			54
Other current liabilities	-	22,500			22,500
Advances payable	-	1,425,574	485,824		939,750
Loan payable	97,511	-			97,511
Total Current Liabilities	101,383	1,452,979			1,068,538
COMMITMENTS AND CONTINGENCIES	-	-			-
STOCKHOLDERS' EQUITY (DEFICIT)					
Common stock, authorized 100,000,000 shares of $0.001 par value, issued and outstanding 83,073,838 at March 31, 2007	83,074	100	100		83,074
Additional paid-in capital	5,086,513	53,319		100	5,139,932
Deficit accumulated during development stage	(3,741,529)	(1,376,110)			(5,117,639)
Total Stockholders' Equity (Deficit)	1,428,058	(1,322,691)			105,367
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,529,441	$ 130,288			$ 1,173,905

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Planktos Corp. Three Months Ended March 31, 2007 (Unaudited)	Planktos Inc. Three Months Ended March 31, 2007 (Unaudited)	Proforma Adjustments Dr.	Proforma Adjustments Cr.	Proforma Consolidated March 31, 2007 (Unaudited)
REVENUES	$ -	$ -	$	$	$ -
OPERATING EXPENSES					
General and administrative	169,131	252,912			422,043
Marketing and selling	-	41,160			41,160
Research and development	-	50,000			50,000
Vessel operating costs	-	253,849			253,849
Total Operating Expenses	169,131	597,921			767,052
LOSS FROM OPERATIONS	(169,131)	(597,921)			(767,052)
OTHER INCOME (EXPENSE)					
Other income	-	-			-
Interest income	-	300			300
Charitable contribution	-	(25,000)			(25,000)
Interest expense	-	(12,218)			(12,218)
Write down of marketing rights	-	-			-
Total Other Income (Expense)	-	(36,918)			(36,918)
NET LOSS BEFORE INCOME TAX	(169,131)	(634,839)			(803,970)
INCOME TAX EXPENSE	-	-			-
NET LOSS	$ (169,131)	$ (634,839)			$ (803,970)
NET LOSS PER SHARE	$ (0.00)	$ (6,348)			
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	83,073,838	100			

PLANKTOS CORP.
(formerly Diatom Corporation)
(A DEVELOPMENT STAGE COMPANY)

NOTES TO PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(Unaudited)

NOTE 1 - Summary of Transaction

On January 12, 2007, the Company entered into a securities exchange agreement and plan of exchange with Solar Energy, Ltd. to acquire 100% ownership of Planktos, Inc. (a subsidiary of Solar) in exchange for an aggregate of 45,000,000 shares of common stock of Planktos Corp., and the fulfillment of certain conditions on or before closing. The conditions include: (a) making available working capital of no less than $1,000,000 to Planktos on or before the acquisition is completed, (b) cancellation of 45,000,000 shares of issued and outstanding common share capital on or before the acquisition is completed, and (c) obtaining shareholder approval of the transaction.

NOTE 2 – Management Assumptions

The pro forma balance sheets and statements of operations assume the two Companies were consolidated as of January 1, 2007.

All intercompany accounts for assets, liabilities and equity for each Company have been eliminated as of March 31, 2007.

Planktos Corp.
(Formerly Diatom Corporation)
(A Development Stage Company)

Pro Forma Consolidated Financial Statements
December 31, 2006
(Unaudited)

Contents

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
BALANCE SHEETS

		Planktos Corp. December 31, 2006 (Audited)		Planktos Inc. December 31, 2006 (Audited)		Proforma Adjustments Dr.		Proforma Adjustments Cr.		Proforma Consolidated December 31, 2006 (Audited)
ASSETS										
CURRENT ASSETS										
Cash	$	67,121	$	154,238	$		$		$	221,359
Advances receivable		5,824		86,956				5,824		86,956
Prepaid expenses		-		7,162						7,162
Deposits		-		4,720						4,720
TOTAL ASSETS	$	72,945	$	253,076						320,197
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)										
CURRENT LIABILITIES										
Accounts payable	$	245	$	1,071	$		$		$	1,316
Accrued liabilities		-		6,501						6,501
Advances payable		-		945,574		5,824				939,750
Loan payable		174,511		-						174,511
Total Current Liabilities		174,756		953,146						1,122,078
COMMITMENTS AND CONTINGENCIES		-		-						-
STOCKHOLDERS' EQUITY (DEFICIT)										
Common stock, authorized 100,000,000 shares										
of $0.001 par value, issued and outstanding 77,438,838										
at December 31, 2006		77,439		100		100				77,439
Additional paid-in capital		3,393,148		41,101				100		3,434,349
Deficit accumulated during development stage		(3,572,398)		(741,271)						(4,313,669)
Total Stockholders' Equity (Deficit)		(101,811)		(700,070)						(801,881)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	72,945	$	253,076					$	320,197

PLANKTOS CORP
(formerly Diatom Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS

	Planktos Corp. Fiscal Year Ended December 31, 2006 (Audited)	Planktos Inc. Fiscal Year Ended December 31, 2006 (Audited)	Proforma Adjustments Dr.	Proforma Adjustments Cr.	Proforma Consolidated December 31, 2006 (Audited)
REVENUES	$ -	$ -	$	$	$ -
OPERATING EXPENSES					
General and administrative	36,793	536,545			573,338
Marketing and selling	-	31,556			31,556
Research and development	-	42,660			42,660
Total Operating Expenses	36,793	610,761			647,554
LOSS FROM OPERATIONS	(36,793)	(610,761)			(647,554)
OTHER INCOME (EXPENSE)					
Other income	-	32,119			32,119
Interest income	-	3,522			3,522
Interest expense	-	(39,938)			(39,938)
Write down of marketing rights	(250,000)	-			(250,000)
Total Other Income (Expense)	(250,000)	(4,297)			(254,297)
NET LOSS BEFORE INCOME TAX	(286,793)	(615,058)			(901,851)
INCOME TAX EXPENSE	-	-			-
NET LOSS	$ (286,793)	$ (615,058)			$ (901,851)
NET LOSS PER SHARE	$ (0.00)	$ (6,151)			
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	77,438,838	100			

PLANKTOS CORP.
(formerly Diatom Corporation)
(A DEVELOPMENT STAGE COMPANY)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(Audited)

NOTE 1 - Summary of Transaction

On January 12, 2007, the Company entered into a securities exchange agreement and plan of exchange with Solar Energy, Ltd. to acquire 100% ownership of Planktos, Inc. (a subsidiary of Solar) in exchange for an aggregate of 45,000,000 shares of common stock of Planktos Corp., and the fulfillment of certain conditions on or before closing. The conditions include: (a) making available working capital of no less than $1,000,000 to Planktos on or before the acquisition is completed, (b) cancellation of 45,000,000 shares of issued and outstanding common share capital on or before the acquisition is completed, and (c) obtaining shareholder approval of the transaction.

NOTE 2 – Management Assumptions

The pro forma balance sheets and statements of operations assume the two Companies were consolidated as of January 1, 2006.

All intercompany accounts for assets, liabilities and equity for each Company have been eliminated as of December 31, 2006.

EXHIBIT 1

Securities Exchange Agreement
and
Plan of Exchange

BETWEEN

Diatom Corporation

AND

Solar Energy Limited

AND

Planktos, Inc.

DATED

January 12, 2007

EXHIBIT 1

SECURITIES EXCHANGE AGREEMENT AND PLAN OF EXCHANGE

THIS SECURITIES EXCHANGE AGREEMENT AND PLAN OF EXCHANGE (this "**Agreemen**t") is entered into as of January 12, 2007, by and between Diatom Corporation ("**Diatom**"), a Nevada corporation, Solar Energy Limited ("**Solar**"), a Delaware corporation, and Planktos, Inc. ("**Planktos**") a California corporation.

WITNESSETH:

WHEREAS, Solar owns common stock of Planktos, which stock constitutes 100% of the outstanding ownership or right to ownership of Planktos (the "**Planktos Shares**"), there being no outstanding preferred shares, warrants, or options to purchase shares of Planktos; and

WHEREAS, Diatom desires to acquire from Solar, and Solar desires to convey to Diatom, all of the Planktos Shares in exchange for an aggregate of 30,000,000 shares of common stock of Diatom (the "**Diatom Shares**"), par value $0.001, whereby Planktos will become a wholly-owned subsidiary of Diatom.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1   Defined Terms. Unless otherwise specifically defined in this Agreement or the context otherwise requires, capitalized terms used in this Agreement will have the following meanings:

1.1.1   "**Affiliate**" or "**Affiliated**" means, in relation to any party, any company or other commercial entity or person which directly or indirectly controls, is controlled by or is under common control with such party or any of such party's directors, managers, supervisors or management personnel.

1.1.2   "**Agreement**" means this agreement, the recitals hereto and all exhibits and schedules attached to this Agreement, in each case, as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby", and similar expressions, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and unless otherwise indicated, references to sections and subsections are to sections and subsections in this Agreement.

1.1.3   "**Applicable Law**" means any domestic or foreign statute, law, ordinance, regulation, by-law or order that applies to Diatom, Solar or Planktos.

1.1.4   "**Assets**" means all of the properties, rights and assets of Planktos including, without limitation, all cash and cash equivalents, prepaid expenses, all investments, accounts receivable, Goodwill and IP, Inventory, Personal Property, and Material Contracts.

EXHIBIT 1

1.1.5 "**Business**" means the production and sale of certified emission reduction credits generated from the sequestration of carbon dioxide in land and marine environments for use in carbon dioxide reduction programs mandated by the Kyoto Accord.

1.1.6 "**Business Day**" means any day other than a Saturday, a Sunday or a day on which chartered banks in the United States of America are authorized or obligated by law to close.

1.1.7 "**Closing Date**" has the meaning set forth in subsection 2.5.

1.1.8 "**Employees**" means all persons engaged in the Business including employees, employees on leave, contract employees, and owner-operators, if any.

1.1.9 "**Encumbrance**" means any encumbrance of any kind whatever and includes, without limitation, any adverse claim, security interest, mortgage, lien, hypothecation, pledge, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), or any other right, option or claim of others affecting the Assets, and any covenant or other agreement, restriction or limitation on the transfer of the Assets.

1.1.10 "**Environmental Laws**" includes all applicable laws, statutes, regulations, by-laws, rules and Orders of any Governmental Authority where Planktos has carried on business and the common law, relating, in whole or in part, to the environment, and includes those laws relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, release or disposal of any Hazardous Substance.

1.1.11 "**Environmental Permits**" includes all certificates, approvals, consents, authorizations, registrations, and licenses issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws.

1.1.12 "**Facility**" means the main research and development facility for the Business located in Foster City, California.

1.1.13 "**Fixed Plant and Equipment**" means all plant, machinery and equipment situated on the Lands, if any.

1.1.14 "**Governmental Authority**" includes any domestic or foreign government whether state, federal, provincial, or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever.

1.1.15 "**Goodwill and IP**" means:

1.1.15.1 all customer lists, contracts, files, records and outstanding quotations;

1.1.15.2 all trade marks (registered or not), trade names, designs, URL and domain names, logos, patents, patents pending, industrial design applications, and copyrights (registered or not) used in the Business, including those set forth in Schedule A;

1.1.15.3 all trade secrets and confidential information of Planktos in relation to the Business;

EXHIBIT 1

1.1.15.4 all proprietary computer software and related manuals owned by or licensed to Planktos in relation to the Business;

1.1.15.5 all know-how of the Business including:

1.1.15.5.1 all information of a scientific or technical nature whether in oral, written, graphic, machine readable, electronic or physical form; and

1.1.15.5.2 all patterns, plans, designs, research data, research plans, trade secrets and other proprietary know-how, processes, formulas, drawings, technology, blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures.

1.1.16 "**Hazardous Substance**" means any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good or contaminant as defined or identified in any Environmental Law.

1.1.17 "**Inventory**" means all inventories of products relating to the Business, all supplies, and equipment relating thereto.

1.1.18 "**Lands**" means the lands leased by Planktos in relation to the Business including, without limitation, the lands on which the Facility is located.

1.1.19 "**Loss**" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a party resulting from the subject matter of any claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto (including legal fees on a solicitor's and his own client basis), net of any tax savings arising as a result of expensing the same, less the amount of any judgment awarded as a result of any counterclaim or set-off relating to that claim.

1.1.20 "**Material Contracts**" means those agreements listed in Schedule 3.1.16 and Schedule 3.2.16 hereto.

1.1.21 "**Order**" means any order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, Governmental Authority, or other person who is authorized to make legally binding determinations.

1.1.22 "**Permits**" means all permits, licenses, authorizations, agreements or understandings relating to the Business and issued by any Governmental Authority, or to which any Governmental Authority is a party, including, without limitation, the Environmental Permits.

1.1.23 "**Personal Property**" means all of the equipment, vehicles, machinery, furniture, chattels and other tangible personal property used in the Business as at the Closing Date and any and all operating manuals, warranty information or other documentation relating thereto.

EXHIBIT 1

1.1.24 "**Pollution**" means any type of environmental damage or contamination which contravenes any Environmental Law, including, without limiting the generality of the foregoing, damage to or contamination by any substance, waste, or goods including, without limiting the generality of the foregoing, any Hazardous Substance.

1.1.25 "**Securities Act**" means the United States Securities Act of 1933, as amended.

1.1.26 "**Commission**" means the Securities and Exchange Commission.

1.1.27 "**Taxes**" means all taxes and similar governmental charges, including:

    1.1.27.1 state, federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, withholding, payroll, employer health, transfer, sales, use, excise, goods and services, consumption, countervail and value added taxes, all other taxes of any kind relating to Solar, or the Business and imposed by any Governmental Authority, whether disputed or not; and

    1.1.27.2 assessments, charges, duties, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith.

1.1.28 "**Tax Returns**" means all reports, returns and other documents filed or required to be filed by Planktos in relation to the Business in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute.

1.2 Gender and Number.. The terms defined in the singular will have a comparable meaning when used in the plural and vice versa, and words importing gender include all genders.

1.3 Currency. Unless specified, all references to currency in this Agreement will mean United States dollars.

1.4 Exhibits. The following exhibits are attached hereto and form part of this Agreement:

Exhibit	*Description*
A	Planktos Tradenames/Trademarks, Copyright, and Patents
B	Planktos Financials
C	Diatom Financials

1.5 Schedules. The following schedules are attached hereto and form part of this Agreement:

Schedule	*Description*
3.1.16	Planktos' Material Contracts
3.2.16	Diatom's Material Contracts

1.6 Section Headings. The section and subsection headings contained in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

EXHIBIT 1

ARTICLE II
EXCHANGE OF SHARES

2.1   Exchange.. Upon and subject to the terms of this Agreement, Diatom hereby agrees to issue, exchange and deliver the Diatom Shares, which consist of thirty million (30,000,000) shares of common stock, to Solar, on the Closing Date, and Solar hereby agree to exchange, assign, transfer and set over the Planktos Shares, which consist of one hundred (100) common shares, to Diatom on the Closing Date. The Diatom Shares will be issued by Diatom pursuant to the securities transaction exemptions afforded by Section 4(2) of the Securities Act. The shares will be restricted securities each bearing a restrictive legend.

2.2   Share Valuation Price.. The valuation of the Planktos Shares will be deemed equivalent to the valuation of the Diatom Shares.

2.3   Tax Free. The exchange of Planktos Shares for the Diatom Shares will be deemed by the parties to be a tax free exchange.

2.4   Resale Restrictions.   The Diatom Shares issued and delivered to Solar will be subject to resale restrictions imposed pursuant to the Securities Act and thus restricted for a period of at least twelve (12) months from the date of issuance.

2.5   Closing Date.. The Closing Date of the transaction contemplated hereby will take place on or before May 4, 2007, or as agreed by the parties in writing, at the offices of Solar, at 11 a.m. Pacific Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1.   Solar and Planktos. Solar and Planktos, jointly and severally, make the representations and warranties set out hereto to Diatom, recognizing that Diatom is relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by Diatom, up to the Closing, are without prejudice to Diatom's right to rely upon the representations and warranties of Solar and Planktos in entering into the transactions contemplated by this Agreement.

   3.1.1.   Incorporation and Qualification. Planktos is duly incorporated, organized and validly subsisting under the laws of the State of California. Planktos has all requisite corporate power and authority to own, lease, and operate its respective properties. Planktos is duly registered, licensed or qualified to carry on the Business in the jurisdictions in which the nature of the business as now being conducted by it or the property owned or leased by it makes such registration, licensing or qualification necessary.

   3.1.2.   Authority, Filings, Consents and Approvals.. Solar and Planktos have the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by Solar and Planktos and constitutes a legal, valid and binding obligation of Solar and Planktos, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No other proceedings on the part of Solar or Planktos are necessary to authorize the entering into of this Agreement and the consummation of the transactions contemplated hereby.

EXHIBIT 1

The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require Solar or Planktos, to obtain any consent, waiver, authorization or approval of, or make any filing with or give notice to, any person, except for such consents, waivers, authorizations or approvals which the failure to obtain would not be reasonably likely to have a material adverse effect on the Business.

3.1.3.   <u>Capitalization of Planktos</u>.   The authorized capital of Planktos consists of 10,000,000 shares of no par value common stock, of which only the Planktos Shares are issued and outstanding. The Planktos Shares are duly authorized, validly issued, fully paid and non-assessable and are owned of record and beneficially by Solar, free and clear of any and all Encumbrances.

3.1.4.   <u>Corporate Records</u>..   All transactions of Planktos have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of shareholders and directors thereof.

3.1.5.   <u>Planktos' Directors.</u> Russ George is the sole director and officer of Planktos.

3.1.6.   <u>The Planktos Shares</u>. Solar has good and valid title to the Planktos Shares, free and clear of all Encumbrances. There are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for or which carry an obligation to purchase or otherwise acquire, any shares or securities in the capital of Planktos and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions which require Planktos to issue, sell or deliver any of its respective shares or securities and there are no restrictions on the transfer of the Planktos Shares.

3.1.7.   <u>Liabilities</u>..   Except as shown in its most recent audited financial statements (the "Planktos Financials"), attached as Exhibit B hereto, Planktos has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.1.8.   <u>Liabilities at Closing</u>. Except as may otherwise be set forth in Section 3.1.7 above, the value of all liabilities of Planktos, including any exposure under any guarantees, as at the Closing will be zero.

3.1.9.   <u>Assets</u>. Planktos has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the Planktos Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by Planktos, or which are necessary or desirable to conduct Planktos' business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the Planktos Financials is leased or otherwise used in Planktos' business subject to any agreement with any third party.

EXHIBIT 1

3.1.10. <u>Corporate Records and Financial Statements</u>. All material transactions relating to the Business have been promptly and properly recorded or filed in or with Planktos' books and records. The Planktos Financials fairly and accurately represent the financial condition and position of the Business as at such date. Solar will furnish to Diatom copies of the Planktos Financials, including the audited balance sheets of Planktos and the audited statements of income, changes in shareholders' equity and statements of cash flow for the periods ended December 31, 2005 and December 31, 2006, together with the notes thereon and the report of its independent certified public accountants. The audited financial statements (i) have been or will be prepared in conformity with United States generally accepted accounting principles applied on a consistent basis from year to year (except as noted otherwise therein), and (ii) assuming Planktos will continue as a going concern, are true and correct and present fairly in all material respects the financial condition of Planktos and the results of operations and changes in cash flow of Planktos for the periods to which each relates.

3.1.11. <u>Environmental Compliance</u>. Except in compliance with Environmental Laws, Planktos has not caused or permitted, and Planktos and Solar have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws and the Environmental Permits.

3.1.12. <u>Intellectual Property Rights</u>. Exhibit A sets forth a true and complete list of all patents and trademarks ("Intellectual Property Rights"), registered or unregistered, owned by or licensed to Planktos and used in the Business. The Intellectual Property Rights, and Planktos' trade secrets and know how, constitute all of the intellectual property necessary to process, market and sell the products of the Business in the manner presently conducted by Planktos. Planktos does not use any trademarks or patents other than those listed in Exhibit A, nor does it use any other intellectual property of any third party that it is not licensed or otherwise entitled to use. All registrations with respect to Intellectual Property are valid, current and in good standing.

3.1.13. <u>Payment of Taxes</u>. Planktos has paid all Taxes due and payable in relation to the Business and has paid all assessments that Planktos has received in respect of Taxes.

3.1.14. <u>Reassessments</u>.. No reassessments of Taxes have been issued against Planktos in relation to the Business nor is Planktos aware of any pending or threatened assessment or reassessment for Taxes. Planktos has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.1.15. <u>Withholdings</u>.. Planktos has withheld from each payment made to any of the employees of the Business or former employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing and has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Planktos has charged and collected and have remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Business.

EXHIBIT 1

3.1.16. <u>Contracts</u>. Planktos is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to the Business other than this Agreement and the Material Contracts. The Material Contracts are in full force and effect. There is not any pending or threatened cancellation, existing default, or event under any of the Material Contracts which, after notice or lapse of time, or both, would constitute a default under any of the Material Contracts and all of the Material Contracts are terminable on reasonable notice as required by Applicable Law if termination of any of the Material Contracts is not expressly provided for in any of the Material Contracts, or sixty (60) days' notice or less if termination of any of the Material Contracts is expressly provided for in any of the Material Contracts.

3.1.17. <u>Employees</u>.. Complete and accurate particulars of the Employees pertaining to the date of hire of such employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Diatom upon request. Planktos does not have any written employment agreements relating to any of the Employees, except that Employment Agreement with Russ George.

3.1.18. <u>Collective/Employment Agreements</u>.. None of the Employees is employed under a contract which cannot be terminated by Planktos, with or without notice, including those employees who are employed on indefinite hirings requiring reasonable notice of termination by Applicable Law. Planktos is not a party, either directly or by operation of law, to any collective agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Business by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Business.

3.1.19. <u>Occupational Health and Safety</u>.. There are no outstanding inspection orders or charges or any other Orders made against Planktos or the Business. Planktos is in compliance with all occupational health and safety rules and regulations in all material respects in relation to the Business and there are no outstanding violations of such rules and regulations.

3.1.20. <u>Insurance</u>.. All insurance policies relating to the Business are in full force and effect and Planktos is not in default with respect to any of the provisions contained in any such insurance policy. Planktos is not aware of any events or occurrences that could reasonably form the basis for a claim under Planktos' policies of insurance.

3.1.21. <u>Permits</u>.. Planktos will own, possesses and will be in compliance with, all Permits required by any Governmental Authority and necessary to conduct the Business.

3.1.22. <u>Absence of Legal Conflicts</u>.. The execution and delivery of this Agreement by Solar and Planktos does not, and the performance of this Agreement by such parties and the completion by them of the transactions contemplated by this Agreement will not:

3.1.22.1. conflict with or violate the constating documents of Planktos or Solar, or any resolution of the director or Planktos or the directors of Solar;

3.1.22.2. conflict with or violate any Applicable Law; or

EXHIBIT 1

3.1.22.3. result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Solar or Planktos is a party in relation to the Business or by which the Business or the Assets is bound or affected, which, in any such case, would prohibit or delay such Parties' ability to perform their respective obligations under this Agreement.

3.1.23 <u>Reporting Status</u>. Solar is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended and is current in all required filings with the Commission as of the Closing Date of this Agreement. Solar's reports filed with the Commission can be viewed at *www.sec.gov*.

3.1.24. <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or threatened against Solar or Planktos or otherwise in relation to the Business or the Assets or the Planktos Shares, before or by any Governmental Authority.

3.1.25. <u>Conduct of Business - Changes</u>. Since December 31, 2006:

3.1.25.1. Planktos has conducted the Business in the ordinary course, using reasonable efforts to preserve the Business;

3.1.25.2 There has not been any material adverse change in the Assets, affairs or financial condition of the Business;

3.1.25.3 Planktos has not:

3.1.25.3.1. increased the compensation paid or payable to any of the Employees or increased the benefits to which the Employees are entitled or provided any new benefits for any such employees; or

3.1.25.3.2. modified, amended or terminated any contract to which it is or was a party in relation to the Business, except in the ordinary course of business with a view to the best interests of the Business.

3.1.26. <u>Copies of Documents etc</u>. True and complete copies of the documents and agreements listed in the Exhibits hereto which are in writing have been made available to Diatom and its counsel for review.

3.1.27 <u>Investment Intent</u>.. Solar is acquiring the Diatom Shares for investment purposes only and not with a view of immediate resale or distribution and will not resell or otherwise transfer or dispose of the Diatom Shares except in accordance with the provisions of all Applicable Laws.

EXHIBIT 1

3.1.28 <u>Due Diligence Investigation.</u>. Solar is aware that Diatom is a development stage company with operating losses. Diatom has made available all of its books and records for Solar's inspection, and Solar has had the opportunity and has conducted a due diligence investigation of Diatom. Solar is relying upon its due diligence investigation in making and entering this transaction, and is relying upon Diatom's representations and warranties only to the extent that such reliance is reasonable in light of its own due diligence investigation.

3.2. <u>Diatom.</u> Diatom makes the representations and warranties set out hereto to Solar and Planktos, recognizing that Solar and Planktos are relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by Solar and Planktos, up to the Closing, are without prejudice to Solar's and Planktos' right to rely upon the representations and warranties of Diatom in entering into the transactions contemplated by this Agreement.

3.2.1. <u>Incorporation and Qualification</u>. Diatom is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is duly qualified as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on Diatom.

3.2.2. <u>Authority, Filings, Consents and Approvals</u>. Diatom has the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement subject to shareholder approval and the filing of pertinent disclosure filings with the Commission. This Agreement has been duly authorized, executed and delivered by Diatom and, subject to shareholder approval, constitutes a legal, valid and binding obligation of Diatom, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No other proceedings on the part of Diatom are necessary to authorize the entering into of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require Diatom to obtain any consent, waiver, authorization or approval of, or make any filing with or give notice to, any person, except for any such consents, waivers, authorizations or approvals which relate to shareholder approval and disclosure filings with the Commission.

3.2.3 <u>Capitalization of Diatom</u>. The authorized capital of Diatom consists of one hundred million (100,000,000) common shares par value $0.001, of which fifty four million five hundred and ten thousand eight hundred and ninety two (54,510,892) common shares are issued and outstanding (the "Outstanding Shares") of which thirty million (30,000,000) will be cancelled on or before the Closing Date. The Outstanding Shares are duly authorized, validly issued, fully paid and non-assessable.

EXHIBIT 1

3.2.4 <u>The Diatom Shares</u>.. Except as to the Outstanding Shares and two million eight hundred and eighty five thousand (2,885,000) purchase warrants that entitle the holders to purchase 2,885,000 shares of Diatom for forty cents ($0.40) a share at any time until expiry on January 5, 2009, Diatom has not granted any other rights nor incurred any other commitments to purchase, acquire, convert or exchange any other securities for common or preferred shares of Diatom and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions that require Diatom to issue, sell or deliver any of its stock or other securities. Diatom has sufficient authorized, unissued shares of its common stock to consummate the transactions contemplated herein, and such stock bears no restriction on issuance that would prohibit issuance to Solar as contemplated herein.

3.2.5 <u>Corporate Records</u>. All transactions of Diatom have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof.

3.2.6 <u>Diatom Directors and Officers</u>.. Robert Fisher is the sole director and officer of Diatom.

3.2.7 <u>Liabilities</u>. Except as shown in its most recent publicly released audited financial statements (the "Diatom Financials"), attached as Exhibit C hereto, Diatom has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.2.8 <u>Liabilities at Closing</u>.. Except as may otherwise be set forth in Section 3.2.7 above, the value of all liabilities of Diatom, including any exposure under any guarantees, as at the Closing Date, will be zero.

3.2.9 <u>Assets</u>. Diatom has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the Diatom Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by Diatom, or which are necessary or desirable to conduct Diatom's business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the Diatom Financials is leased or otherwise used in Diatom's business subject to any agreement with any third party.

3.2.10 <u>Available Funds</u>. As of the Closing Date Diatom will have a minimum of one million U.S. dollars ($1,000,000) in working capital available for the implementation of Planktos' twelve (12) month budget and business plan minus any amounts already spent by Diatom on the Business either directly or indirectly in the form of loans to Planktos.

EXHIBIT 1

3.2.11 <u>Corporate Records and Financial Statements</u>. All material transactions relating to Diatom's business have been promptly and properly recorded or filed in or with Diatom's books and records. The minute books of Diatom contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof. Diatom will furnish to Solar copies of the Diatom Financials, including the audited balance sheets of Diatom and the audited statements of income, changes in shareholders' equity and statements of cash flow for the periods ended December 31, 2006 and 2005, together with the notes thereon and the report of its independent certified public accountants. The audited financial statements (i) have been or will be prepared in conformity with United States generally accepted accounting principles applied on a consistent basis from year to year (except as noted otherwise therein), and (ii) assuming Diatom will continue as a going concern, are true and correct and present fairly in all material respects the financial condition of Diatom and the results of operations and changes in cash flow of Diatom for the periods to which each relates.

.

3.2.12 <u>Environmental Compliance</u>.. Except in compliance with Environmental Laws, to the knowledge of Diatom and its directors, Diatom has not caused or permitted, and Diatom and its directors have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in Diatom's business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of Diatom's business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws.

3.2.13 <u>Payment of Taxes</u>. Diatom has paid all Taxes due and payable in relation to Diatom's business and has paid all assessments that Diatom has received in respect of Taxes.

3.2.14 <u>Reassessments</u>.. No reassessments of Taxes have been issued against Diatom in relation to Diatom's Business nor is Diatom aware of any pending or threatened assessment or reassessment for Taxes. Diatom has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.2.15 <u>Withholdings</u>. Diatom has withheld from each payment made to any of its current or former employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing Date. Diatom has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Diatom has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to Diatom's business.

3.2.16 <u>Contracts</u>.. Diatom is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to the Business other than this Agreement and the Material Contracts. The Material Contracts are in full force and effect. There is not any pending or threatened cancellation, existing default, or event under any of the Material Contracts which, after notice or lapse of time, or both, would constitute a default under any of the Material Contracts and all of the Material Contracts are terminable on reasonable notice as required by Applicable Law if termination of any of the Material Contracts is not expressly provided for in any of the Material Contracts, or sixty (60) days' notice or less if termination of any of the Material Contracts is expressly provided for in any of the Material Contracts.

EXHIBIT 1

3.2.17   Employees. Complete and accurate particulars of Diatom's employees pertaining to the date of hire of such employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Solar upon request. Diatom does not have any written employment agreements relating to any of its employees.

3.2.18   Collective/Employment Agreements. None of Diatom's employees is employed under a contract that cannot be terminated by Diatom, with or without notice, including those employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. Diatom is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Diatom's employees by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving Diatom's employees and there are no threatened labor disputes or work stoppages relating to, or connected with, Diatom's business.

3.2.19   Occupational Health and Safety.. There are no outstanding inspection orders or charges or any other Orders made against Diatom or its business. Diatom is in compliance with all occupational health and safety rules and regulations in all material respects in relation to its business and there are no outstanding violations of such rules and regulations.

3.2.20   Insurance. Diatom carries no insurance related to its business or assets.

3.2.21   Permits. Diatom is in possession of and is in compliance with all Permits required by any Governmental Authority that are necessary to conduct Diatom's business.

3.2.22   Absence of Legal Conflict.. The execution and delivery of this Agreement by Diatom does not, and the performance of this Agreement by Diatom and the consummation by it of the transactions contemplated by this Agreement will not:

3.2.22.1 conflict with or violate the constating documents of Diatom;

3.2.22.2 conflict with or violate any Applicable Law; or

3.2.22.3 result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Diatom is a party or by which Diatom or any of its properties is bound or affected, which, in any such case, would prohibit or delay Diatom's ability to perform its obligations under this Agreement.

3.2.23   Reporting Status.. Diatom is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended and is current in all required filings with the Commission as of the Closing Date of this Agreement. Diatom's reports filed with the Commission can be viewed at *www.sec.gov*.

EXHIBIT 1

3.2.24 <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of Diatom's director, threatened against Diatom or otherwise in relation to Diatom or its assets or the Outstanding Shares, before or by any Governmental Authority or court.

3.2.25 <u>Conduct of Business - Changes</u>. Since December 31, 2006:

3.2.25.1 Diatom has conducted its business in the ordinary course, using reasonable efforts to preserve such business;

3.2.25.2 there has not been any material adverse change in Diatom's assets, affairs or financial condition of Diatom's business;

3.2.25.3 Diatom has not:

3.2.25.3.1 increased the compensation paid or payable to any of its employees or increased the benefits to which its employees are entitled or provided any new benefits for any such employees; or

3.2.25.3.2 modified, amended or terminated any contract to which it is or was a party in relation to Diatom's business, except in the ordinary course of business with a view to the best interests of Diatom's business.

3.2.26 <u>Copies of Documents etc</u>.. True and complete copies of the documents and agreements listed in the Exhibits and Schedules hereto have been made available to Solar and its counsel for review.

3.2.27 <u>Investment Intent</u>.. Diatom is acquiring the Planktos Shares for investment purposes only and not with a view to or for resale or distribution and will not resell or otherwise transfer or dispose of the Planktos Shares except in accordance with the provisions of all Applicable Laws.

3.2.28 <u>Due Diligence Investigation</u>.. Diatom is aware that Planktos is an early stage start-up company with little operating history that has been funded entirely by loans from Solar. Solar and Planktos have made available all of its books and records for Diatom's inspection, and Diatom has had the opportunity and has conducted a due diligence investigation of Planktos and Solar. Diatom is relying upon its due diligence investigation in making and entering this transaction, and is relying upon Planktos and Solar's representations and warranties only to the extent that such reliance is reasonable in light of its own due diligence investigation.


ARTICLE IV
CLOSING


4.1. <u>Solar's and Planktos' Deliveries at Closing.</u> At the Closing or as soon as practicable thereafter, Solar and Planktos will deliver to Diatom the following:

4.1.1. Share certificates representing the Planktos Shares, duly endorsed for transfer to Diatom, to be delivered to Diatom at Closing;

EXHIBIT 1

4.1.2. A certified copy of the resolution of the board of directors of Solar authorizing the execution and delivery of this Agreement and all documents to be executed and delivered by Solar at Closing.

4.1.3. Any consents required to transfer the Planktos Shares to Diatom;

4.1.4. All discharges and notices of discharge, estoppel letters, pay-out letters or similar discharging documentation, in registrable form if required, which are necessary or desirable to effect or evince the discharge of any Encumbrances, all of which are satisfactory in form and content to Diatom, acting reasonably;

4.1.5. A certificate jointly signed by an officer of Solar and officer of Planktos, certifying that at and as of the Closing Date, the representations and warranties contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by Planktos or Solar prior to or at the Closing Date have been performed and complied with; and

4.1.6. Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered by Planktos or Solar pursuant to this Agreement.

4.2   Diatom's Deliveries at Closing. At the Closing, Diatom will deliver to Solar and Planktos as applicable:

4.2.1. A share certificate representing the Diatom Shares, to be delivered to Solar at Closing;

4.2.2. A certified copy of resolutions of the board of directors of Diatom authorizing:

4.2.2.1. the purchase of the Planktos Shares by Diatom;

4.2.2.2. the execution and delivery of this Agreement and all documents to be executed and delivered by Diatom at Closing;

4.2.2.3. the appointment by Solar, at its option, to nominate up to 3 of the 5 proposed directors of Diatom.

4.2.3. A certificate of an officer of Diatom, dated as of the Closing Date, certifying on behalf of Diatom that at and as of the Closing Date the representations and warranties of Diatom contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by Diatom prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Solar by notice in writing; and

4.2.4. Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered by Diatom pursuant to this Agreement.

EXHIBIT 1

ARTICLE V
CONDITIONS PRECEDENT TO CLOSING

5.1. <u>Conditions Precedent to Obligations of Diatom.</u> The obligations of Diatom under this Agreement to consummate the Closing contemplated hereby will be subject to the satisfaction on or before the Closing Date, of the following conditions, *provided, however*, that Diatom may waive the pre-Closing performance of the following conditions (as conclusively established by Closing) without waiving its right to require the post-Closing performance of the following conditions (unless expressly waived in a signed writing):

5.1.1. Representations and Warranties True. The representations and warranties of Solar and Planktos will be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing, will be in all material respects true and accurate at and as of the Closing Date.

5.1.2. Performance of Covenants. Solar and Planktos will have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date.

5.1.3. No Governmental or Other Proceeding or Litigation. No order of any court or administrative agency will be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity will be pending or threatened against Planktos which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.1.4. Business Plan. Solar and Planktos will have provided to Diatom a twelve (12) month budget and business plan satisfactory to Diatom.

5.1.5. Closing Documentation. Diatom will have received the documents identified in Section 4.1 and such additional documentation at the Closing Date as Diatom and its counsel may reasonably require to evidence compliance by Solar and Planktos with all of their obligations under this Agreement.

5.2 <u>Conditions Precedent to Obligations of</u> Solar and Planktos<u>.</u> The obligations of Solar and Planktos under this Agreement to consummate the Closing contemplated hereby will be subject to the satisfaction, or to the waiver by Solar and Planktos on or before the Closing Date of the following conditions, *provided, however*, that Solar and Planktos may waive the pre-Closing performance of the following conditions (as conclusively established by Closing) without waiving their right to require the post-Closing performance of the following conditions (unless expressly waived in a signed writing):

5.2.1. Representations and Warranties True. The representations and warranties of Diatom will be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing, will be in all material respects true and accurate at and as of the Closing Date.

EXHIBIT 1

5.2.2. Performance of Covenants. Diatom will have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date, including but not limited to, the condition that as of the Closing Date Diatom will have a minimum of one million U.S. dollars ($1,000,000) in working capital available for the implementation of Planktos' twelve (12) month budget and business plan minus any amounts already spent by Diatom on the Business either directly or indirectly in the form of loans to Planktos.

5.2.3. No Governmental or Other Proceeding or Litigation. No order of any court or administrative agency will be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity will be pending or threatened against Diatom which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.2.4. Share Cancellation. Diatom will have cancelled and returned to authorized share capital thirty million (30,000,000) common shares of those Outstanding Shares described in this Agreement.

5.2.5. Closing Documentation. Solar and Planktos will have received the documents identified in Section 4.2 and such additional documentation at the Closing as Solar and Planktos and their respective counsel may reasonably require to evidence compliance by Diatom with all of its obligations under this Agreement.

ARTICLE VI
INDEMNIFICATION

6.1   Indemnity of Solar. Diatom agrees to defend, indemnify and hold harmless Solar from and against, and to reimburse Solar with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Solar's Losses"), asserted against or incurred by Solar by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by Diatom or in any document or certificate delivered by Diatom pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby. Notwithstanding the foregoing provisions of this Section 6.1, no claim for indemnification will be made by Solar against Diatom unless and until the aggregate Solar Losses will exceed $25,000.

6.2   Indemnity of Diatom. Solar and Planktos, jointly and severally, agree to defend, indemnify and hold harmless Diatom from and against, and to reimburse Diatom with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Diatom Losses"), asserted against or incurred by Diatom by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by Solar and Planktos or in any document or certificate delivered by Solar and Planktos pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided, however, that Solar will only be required to defend, indemnify and hold harmless Diatom for the representations and warranties made by Solar. Notwithstanding the foregoing provisions of this Section 6.2, no claim for indemnification will be made by Diatom against Solar and Planktos unless and until the aggregate Diatom Losses will exceed $25,000.

EXHIBIT 1

6.3   Indemnification Procedure. A party (an "**Indemnified Party**") seeking indemnification will give prompt notice to the other party (the "**Indemnifying Party**") of any claim for indemnification arising under this Article VI. The Indemnifying Party will have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party will not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel will determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party will pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement will be made without the prior written consent of the Indemnifying Party which consent will not be unreasonably withheld.

ARTICLE VII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.   All representations and warranties of the parties contained in this Agreement and in all ancillary agreements, instruments and certificates delivered on the Closing Date will not merge on, and will survive the Closing Date, the acquisition of Planktos, the payment of the Diatom Shares, and any reorganization, amalgamation, sale or transfer of Planktos or Diatom and will continue in full force and effect thereafter for a period of 2 years after the Closing Date.

ARTICLE VIII
MISCELLANEOUS

8.1.   Amendment and Modification; Waiver. This Agreement may only be amended or modified in writing, signed by all of the parties hereto. No waiver in writing of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.2.   Further Assurances. The parties will execute and deliver such further documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement and the transactions contemplated hereby.

8.3.   Expenses. Except as otherwise expressly provided in this Agreement and whether or not the transactions contemplated by this Agreement are completed, the parties will bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

8.4.   Public Disclosure. The parties agree that, except as may be required to comply with the requirements of Applicable Laws, the parties will keep the terms of this Agreement, and the agreements entered into in relation hereto, confidential. In this regard, Diatom, Planktos and Solar acknowledge that Diatom and Solar are publicly traded companies and that Diatom and Solar may decide, in their sole discretion, when and how to comply with applicable reporting requirements emerging from their publicly traded status.

EXHIBIT 1

8.5.   Assignment**.** No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.

8.6.   Parties in Interest**.** This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs or other personal legal representatives and permitted assigns. Except as expressly provided in this Agreement, nothing in this Agreement is intended to confer upon any person other than Diatom, Planktos and Solar or their respective successors, heirs or other personal legal representatives or permitted assigns, any rights or remedies under or by reason of this Agreement.

8.7.   Counterparts**.** This Agreement and any amendments hereto may be executed in one or more counterparts, each of which will be deemed to be an original by the parties executing such counterpart, but all of which will be considered one and the same instrument. A signed facsimile or telecopied copy of this Agreement will be effectual and valid proof of execution and delivery.

8.8.   Performance on Holidays. If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next succeeding Business Day.

8.9   Notice. All communications, notices, requests, consents or demands given or required under this Agreement will be in writing and will be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

If to Diatom:

    Diatom Corporation
    145-925 West Georgia Street
    Vancouver, British Columbia, Canada V6C 3L2
    Attention: Robert Fisher, Chief Executive Officer
    Phone Number: (604) 669-4771
    Fax Number:

With a copy to:

    Attention:
    Phone Number:
    Fax Number:

If to Planktos:

    Planktos, Inc.
    1181 Chess Drive Suite H
    Foster City, CA 94404
    Attention: Russ George, President
    Phone Number: (650) 638-1975
    Fax Number: (650) 475-3949

EXHIBIT 1

With a copy to:
    John J. Camozzi, Esq.
    Dillingham & Murphy LLP
    225 Bush Street, Floor 6
    San Francisco, CA 94104
    Phone Number: (415) 397-2700
    Fax Number: (415) 397-3300

If to Solar:

    Solar Energy Limited
    145-925 West Georgia Street
    Vancouver, British Columbia, Canada V6C 3L2
    Attention: Andrew Wallace, Chief Executive Officer
    Phone Number: (604) 669-4771
    Fax Number: (604) 669-4731

With a copy to:
    Ruairidh W. Campbell
    Orsa & Company
    600 Westwood Terrace
    Austin, TX
    Phone Number: (512) 462-3327
    Fax Number: (512) 462-3328

8.10   <u>Name Change.</u> Subject to shareholder and regulatory approval, Diatom will change its name to "Planktos Corporation" as soon as is practicable subsequent to the execution of this Agreement.

8.11.   <u>Governing Law.</u> This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Delaware in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein will affect the right of any party to serve process in any other manner permitted by law.

8.12.   <u>Severability.</u> If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement will be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

EXHIBIT 1

8.13.   Entire Agreement. This Agreement, the Exhibits and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance will be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement will not be construed as a waiver of its rights under such provision.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

    Solar Energy Limited

       /s/ Andrew Wallace
       By: Andrew Wallace
       Chief Executive Officer

    Planktos, Inc.

       /s/ Russ George
       By: Russ George
       President

    Diatom Corporation

       /s/ Robert S. Fisher
       By: Robert S. Fisher
       Chief Executive Officer